UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

INDEVUS PHARMACEUTICALS, INC.

(Name of Subject Company)

INDEVUS PHARMACEUTICALS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

454072109

(CUSIP Number of Class of Securities)

Glenn L. Cooper, M.D.

Chief Executive Officer and Chairman

Indevus Pharmaceuticals, Inc.

33 Hayden Ave.

Lexington, Massachusetts 02421-7966

(781) 861-8444

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Josef B. Volman, Esq.

Burns & Levinson LLP

125 Summer Street

Boston, Massachusetts 02110

(617) 345-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company is Indevus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 33 Hayden Avenue, Lexington, Massachusetts 02421-7966. The telephone number for the Company’s principal executive offices is (781) 861-8444.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is the Company’s common stock, par value $0.001 per Share (the “Shares”). As of January 5, 2009, there were 78,187,842 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer.

This Statement relates to the tender offer by BTB Purchaser Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated January 7, 2009 (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price per Share of $4.50 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.00 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to NEBIDO® (in development for hypogonadism) and the octreotide implant (in development for acromegaly and carcinoid syndrome), two of the Company’s primary product candidates.

The contingent cash consideration payments are comprised of (I) up to an aggregate of $2.00 per Share (the “NEBIDO Contingent Cash Consideration Payments”) depending on the receipt of approval from the FDA with respect to the resubmission of the new drug application (“NDA”) for NEBIDO, and (II) $1.00 per Share (the “Octreotide Contingent Cash Consideration Payments” and together with the NEBIDO Contingent Cash Consideration Payments, the “Contingent Cash Consideration Payments”) depending on the receipt of approval from the FDA with respect to the submission of an NDA for octreotide (such aggregate consideration is referred to herein as the “Offer Price“). The Contingent Cash Consideration Payment relating to NEBIDO is payable as follows: (i) $2.00 per share if NEBIDO is approved, within three (3) years of the closing of the tender offer, by the FDA for marketing and sale without a “boxed warning label”, or (ii) two potential payments in the event that NEBIDO is approved by the FDA with a “boxed warning label”, comprised of: (a) $1.00 per share upon such approval, if approval is obtained within three (3) years of the closing of the tender offer, and (b) an additional $1.00 per share following the achievement of a certain sales threshold milestone during the first five (5) years from the date of the first commercial sale of NEBIDO with a “boxed warning label”. The Contingent Cash Consideration Payment relating to octreotide consists of $1.00 per share to be paid in the event that, within four (4) years of the closing of the tender offer, octreotide is first approved by the FDA for marketing and sale for the treatment of either acromegaly or carcinoid syndrome.

The tender offer and related purchase are upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 7, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”)

and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 5, 2009, by and among the Company, Parent and Purchaser (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent or Purchaser, which will be cancelled and retired and will cease to exist, and (ii) Shares owned by Company’s stockholders who perfect their appraisal rights under the DGCL) will be converted into cash and Contingent Cash Consideration Payments equal in form and amount to the Offer Price paid in the Offer (such aggregate consideration is referred to herein as the “Merger Consideration”).

As discussed below, under Item 3 – Past Contacts, Transactions, Negotiations and Agreements – certain holders of other awards under the Company’s benefit plans including options, restricted stock awards, performance stock awards, deferred stock units and rights to purchase stock under the Company’s employee stock purchase plan, shall under certain circumstances also be entitled to receive the Merger Consideration.

The Offer to Purchase states that the principal executive offices of Parent and Purchaser are located at 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317 and the telephone number at such principal executive offices is (610) 558-9800.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as noted below, the Information Statement (the “Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder that is attached hereto as Annex B and is incorporated herein by reference, contains information and describes certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates. Except as set forth in this Item 3, Item 4 below or Annex B attached hereto or as incorporated by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

Arrangements with Current Executive Officers and Directors of the Company.

INFORMATION STATEMENT. Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

INTERESTS OF CERTAIN PERSONS. Certain members of management and the Board of Directors of the Company (the “Company Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Company Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to the executive officers and directors of the Company under certain severance and other benefits, agreements or arrangements.

COMPENSATION ARRANGEMENTS WITH EXECUTIVE OFFICERS.

Employment Agreements

Effective October 1, 2007, the Company entered into amended and restated employment agreements (as amended, the “Employment Agreements”) with each of its named executive officers: Glenn L. Cooper, M.D., Chief Executive Officer, Michael W. Rogers, Executive Vice President and Chief Financial Officer, Noah D. Beerman, Executive Vice President and Chief Business Officer, Mark S. Butler, Executive Vice President, Chief Administrative Officer and General Counsel, and Bobby W. Sandage, Jr., Ph.D., Executive Vice President, Research and Development and Chief Scientific Officer (each individually a “Named Executive Officer” and collectively, “Named Executive Officers”). The Employment Agreements provide certain protections to the Named Executive Officers in the event of their termination due to a change in control as summarized in the following table (additional details and definitions can be found in the actual Employment Agreements and related amendments (appended in Exhibits (e)(2)(A), (C), (E), (G) and (H)), which have been filed with the SEC, and which are discussed in more detail below):

Key Elements(1)(2)	CEO	Other Named Executive Officers
Severance— Termination of the executive following a change in control	24 months of base salary plus bonuses equal to the target bonus as if the targets had been achieved.	18 months of base salary plus bonuses equal to the target bonus as if the targets had been achieved.

Benefit Continuation (health benefits only)	Health benefits coverage for 24 months if terminated following a change in control.	Health benefits coverage for 18 months if terminated following a change in control.

Equity Vesting Acceleration	The Employment Agreements do not provide for any acceleration of the vesting of equity upon a change in control; however the Company’s option and other equity incentive plans and related award forms do provide for acceleration of vesting for all plan participants under certain circumstances.

(1)	Severance payments are paid by the Company in one lump sum within thirty (30) days of such termination, provided the executive may irrevocably elect to change the lump sum form of payment to an installment form of payment (to be paid in twenty-four (24) substantially equal monthly installments beginning thirty (30) days after the termination, provided that any installments designated hereunder are treated as a series of separate payments), provided that: (1) such election does not take effect until at least twelve (12) months after the date on which it is made; (2) payment is delayed at least five (5) years from the date such payment would have otherwise been paid; and (3) the election is made at least twelve (12) months before the first scheduled payment.
(2)	With regard to any payments to be made following a change in control, the Employment Agreements each provide that the commencement of the cash payout will be governed by a standard “double trigger” mechanism. Under this mechanism, the payments commence on the “second trigger” (as defined in the Employment Agreements), provided further that if such second trigger does not occur no cash payout shall be due under the Employment Agreements. The first trigger is the actual change in control event (including the Parent or Purchaser acquiring control of the Company in connection with the Offer), while the second trigger relates to the executive either (i) not being offered a comparable position and salary following the change in control, or (ii) being constructively terminated or terminated without “just cause” during a certain period of time after accepting the new position. Such period of time the executive must be retained is twenty-four (24) months for the CEO and twelve (12) months for the other Named Executive Officers.

Any severance or other payments to be made to the Named Executive Officers shall be reduced to an amount (not less than zero) which shall not cause any portion of the payments to be subject to any excise taxes that may be imposed by Section 4999 of the Internal Revenue Code, provided that under certain circumstances as described in the Employment Agreements, each of the Named Executive Officers may be entitled to certain gross-up payments to cover the amount of any excise and related taxes that may be incurred due to severance and other payments made to the Named Executive Officer, provided further that any such gross-up payment shall not, under any circumstances, exceed $1,250,000 for the CEO, and $500,000 for the other Named Executive Officers.

Retirement Agreement

During March 2008, as amended in June 2008, the Company entered into an Executive Retirement Agreement with Dr. Cooper (the “Retirement Agreement”). Pursuant to the Retirement Agreement (appended in Exhibit (e)(2)(B)), Dr. Cooper agreed to serve as the Company’s Chief Executive Officer and Chairman until a future date to be mutually agreed upon between the Company and Dr. Cooper. At such agreed upon time, he will retire as Chief Executive Officer and Chairman and become an advisor to the Company for twelve (12) months thereafter. From March 3, 2008 until the date the Retirement Agreement expires or is terminated, Dr. Cooper will receive his salary, be eligible for a bonus under our bonus plans for fiscal periods that he acted as CEO, and during his employment, be eligible to receive the health and dental benefits which are currently available to him under our plans and policies. In the event Dr. Cooper receives compensation and/or benefits in connection with a change in control under the terms of his Employment Agreement, his right to compensation and benefits under the Retirement Agreement will cease immediately upon such change in control.

Retention Agreements

The Company entered into Retention Agreements with Mr. Rogers, Mr. Beerman and Dr. Sandage in April 2008, as amended in October 2008 (appended in Exhibits (e)(2)(D), (e)(2)(F) and (e)(2)(I)). Pursuant to such agreements, in the event that the executive’s employment is terminated before September 30, 2009 by the executive for cause (including in connection with a change in control), then the Company is obligated to pay the executive an amount of compensation equal to twelve (12) months base salary for each of Mr. Beerman and Dr. Sandage, and six (6) months base salary for Mr. Rogers, all based on the salaries for each executive as of April 11, 2008, the effective date of the Retention Agreements.

Restricted and Performance Stock Awards

In March 2006, October 2007 and September 2008, awards of restricted shares (issued in full on date of grant with transfer restrictions) and performance shares (no shares issued on date of grant and subject to vesting contingent on achieving the referenced stock price hurdle and related change of control provisions), as set forth in the tables below, were granted to the Named Executive Officers. In connection with a change in control, all of the transfer restrictions under the restricted stock awards are removed. In addition, certain portions of the performance awards accelerate and vest on a change in control. The amount of the restricted stock awards and performance stock awards held by the Named Executive Officers, including those that accelerate and vest upon a change in control, are set forth below in the section titled “Quantitative Disclosure”.

Options

The Named Executive Officers have been granted stock options from time to time under the Company’s equity benefit plans. The amount of these options, including those that accelerate and vest upon a change in control, are set forth below in the section titled “Quantitative Disclosure”.

2008 Employee Stock Purchase Plan

Mr. Butler and Mr. Beerman are participants under the Company’s 2008 Employee Stock Purchase Plan (the “2008 ESPP”). The 2008 ESPP is subject to stockholder approval, and in the event that the Effective Time of the

Merger occurs before such stockholder approval is obtained, then the participants, including Mr. Butler and Mr. Beerman, will be entitled to receive certain consideration as discussed below in the section titled “Quantitative Disclosure”.

COMPENSATION ARRANGEMENTS WITH NON-EMPLOYEE DIRECTORS

Options and Deferred Stock Units

Upon becoming a director, each new director of the Company is entitled to receive a one-time initial grant of an option to purchase 50,000 Shares exercisable at a price equal to the fair market value of the Shares as determined on the date of grant. The directors have also been granted stock options from time to time under the Company’s equity benefit plans. The amount of these options, including those that accelerate and vest upon a change in control, are set forth below in the section titled “Quantitative Disclosure”.

In addition, subject to the discretion of the Compensation Committee of the Company, on the date following each annual meeting of the stockholders, each of the Company’s non-employee directors may also receive annual grants of a number of deferred stock units determined by the Committee at the time of grant based on current market conditions and the fair market value of the Company’s common stock. Such deferred stock units vest on a change in control pursuant to the terms of the Company’s 2004 Equity Incentive Plan. The amount of these Deferred Stock Units is set forth below in the section titled “Quantitative Disclosure”.

QUANTITATIVE DISCLOSURE

The remainder of this section summarizes quantitative disclosures for each Named Executive Officer and director regarding estimated payments and other benefits that would be received in connection with the Merger by the directors and each Named Executive Officer (assuming the Merger results in a termination by the executive due to a change in control as of January 5, 2009).

Treatment of Equity Under the Merger Agreement

Under the Merger Agreement, all stock options held by the Company’s executive officers and directors will be cancelled and in consideration for such cancellation, the holders will be entitled to receive:

Options with Exercise Prices Less than $4.50 per Share: A cash payment equal to the product of (i) the number of shares subject to the Option multiplied by (ii) the excess, if any of (a) $4.50 over (b) the per-share exercise price under such option (the “Initial Option Payment”). In addition, each option holder that receives an Initial Option Payment shall also be entitled to receive, if paid, the number of NEBIDO Contingent Cash Consideration Payments and Octreotide Contingent Cash Consideration Payments equal to the number of Shares subject to each such option held by such holder.

Options with Exercise Prices Greater than or equal to $4.50 per Share:

(I) In the event of the earliest of the approval related Contingent Cash Consideration Payments (as defined in the Merger Agreement) becoming payable in accordance with the terms of the applicable contingent cash consideration payment agreement, such holder shall be entitled to receive:

(a) an amount in cash equal to the number of Shares subject to each such option multiplied by the excess, if any, of (i) the sum of (1) $4.50 and (2) the amount for which such Contingent Cash Consideration Payment has become payable over (ii) the per-share exercise price under such option; and

(b) in the case of:

(i) the Approval With Label Payment Amount (as defined in the Merger Agreement) becoming payable, the number of Octreotide Contingent Cash Consideration Payments equal to the number of Shares subject to each such option,

(ii) the Approval Without Label Payment Amount (as defined in the Merger Agreement) becoming payable, the right to receive an amount in cash equal to the product of (1) the number of Shares subject to each such option and (2) the Net Sales Payment Amount (as defined in the Merger Agreement), if and when the Net Sales Milestone Date (as defined in the Merger Agreement) occurs, plus the number of Octreotide Contingent Cash Consideration Payments equal to the number of Shares subject to each such option or

(iii) Octreotide Contingent Cash Consideration Payments becoming payable, the number of NEBIDO Contingent Cash Consideration Payments equal to the number of Shares of subject to each such option.

(II) If no cash payment is made to the holder of an option pursuant to clause (I) above, in the event of the next to occur (after taking into account the occurrence of the event triggering the application of clause (I)) of the Approval With Label Payment Amount, the Approval Without Label Payment Amount or the Octreotide Contingent Cash Consideration Payments becoming payable in accordance with the terms of the NEBIDO Contingent Cash Consideration Agreement or the Octreotide Contingent Cash Consideration Agreement, as applicable, such holder shall be entitled to receive (X) if the Approval Without Label Milestone Date shall not have occurred an amount in cash equal to the number of Shares subject to each such option multiplied by the excess, if any, of (I) the sum of (1) $4.50, (2) the amount for which the NEBIDO Contingent Cash Consideration Payments has become payable and (3) the amount for which the Octreotide Contingent Cash Consideration Payments has become payable over (II) the per-share exercise price under such option or (Y) if the Approval Without Label Milestone Date shall have occurred, an amount in cash equal to the number of Shares subject to each such option multiplied by the excess, if any, of, (I) the sum of (1) $4.50, (2) the Approval Without Label Payment Amount and (3) the amount for which the Octreotide Contingent Cash Consideration Payments has become payable over (II) the per-share exercise price under such option plus the right to receive an amount in cash equal to the product of (1) the number of Shares subject to each such option and (2) the Net Sales Payment Amount, if and when the Net Sales Milestone Date occurs.

(III) If no cash payment is made to the holder of an option pursuant to clauses (I) or (II) above and the Approval Without Label Milestone Date shall have occurred, on the Net Sales Milestone Date, such holder shall be entitled to receive an amount in cash equal to the number of Shares subject to each such option held by such holder multiplied by the excess, if any, of, (I) the sum of (1) $4.50, (2) the Approval Without Label Payment Amount, (3) the Net Sales Payment Amount and (4) the amount for which the Octreotide Contingent Cash Consideration Payments has become payable over (II) the per-share exercise price under such option.

Restricted Stock Awards: Under the Merger Agreement, all awards of restricted stock held by the Company’s Named Executive Officers will be immediately vested at the Effective Time, and each such award will be treated in the same manner as other Shares under the Merger Agreement.

Performance Stock Awards: Under the Merger Agreement, the performance stock awards granted to the Named Executive Offices and outstanding immediately before the Effective Time shall be cancelled as of the Effective Time, with the holder of each such performance stock award being entitled to:

(I) with respect to the portion of the Performance Stock Award that accelerates and vests based on a per share price of $4.50, be treated in the same manner as other holders of Shares as if such holder were issued such portion of Shares in connection with the acceleration prior to the Effective Time; and

(II) with respect to the portion of the Performance Stock Award that accelerates and vests based on a per share price of $6.00, upon any aggregate payments in excess of $1.50 per share under the NEBIDO Contingent Cash Consideration Payments or the Octreotide Contingent Cash Consideration Payments become due in accordance with the terms of the applicable agreements, such holder shall be entitled to be treated in the same manner as other holders of Shares as if such holder were issued such portion of Shares in connection with the acceleration prior to the Effective Time.

Deferred Stock Units: Under the Merger Agreement, the deferred stock units held by the Company’s directors shall be cancelled as of the Effective Time, with the holder of each such Deferred Stock Unit being entitled to be treated in the same manner as other holders of the Shares, as if such holder were issued the Shares underlying such deferred stock units prior to the Effective Time.

Employee Stock Purchase Rights: Under the Merger Agreement, participants under the 2008 ESPP who have accumulated payroll deductions under the 2008 ESPP, shall be entitled to receive Merger Consideration as if such participant were issued the Shares that would have been issued under the 2008 ESPP with respect to such accumulated payroll deductions, had (i) the 2008 ESPP been approved by the stockholders of the Company and (ii) the initial purchase date occurred, each prior to the Effective Time.

The following tables set forth information concerning the options, awards and benefits described above and held by the Company’s named executive officers and directors as of January 5, 2009. The value of such awards has been calculated using a per Share value of $7.50, which represents the Merger Consideration that could be received in the Merger assuming payment of the initial cash consideration and all of the NEBIDO Contingent Cash Consideration Payments and the Octreotide Contingent Cash Consideration Payments.

Executive Officers	Cash-Out of Company Stock Options(1)		Cash-out of Shares(2)	Total	To be Received Pursuant to a Termination of Employment in Connection With a Change in Control as Defined in the Employment Agreements
	Previously Vested Options	Accelerated Options			Cash Severance(3)	Other Benefits(4)
Glenn L. Cooper, M.D.	$9,825,690	$17,811	$5,988,008	$15,831,509	$1,660,676	$35,318
Michael W. Rogers	$4,985,552	$5,936	$2,543,641	$7,535,129	$792,598	$202,622
Noah D. Beerman	$1,415,240	$5,936	$1,643,506	$3,064,682	$798,750	$396,157
Mark S. Butler	$3,411,364	$5,936	$1,514,063	$4,956,989	$792,598	$52,287
Bobby W. Sandage, Jr., Ph.D.	$4,478,302	$5,936	$1,869,136	$6,353,374	$843,750	$401,489

(1)	As calculated at $7.50, all options held by the executives would be in-the-money. Pursuant to the Merger Agreement, all in-the-money Company Stock Options will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess, if any, of the Merger Consideration ($7.50 for the purposes of these calculations) over the applicable exercise price per share of such Company Stock Option by (y) the number of Shares subject to such Company Stock Option. Amounts shown reflect Company Stock Options vested as of January 5, 2009.
(2)	Includes cash out of (i) shares attributable to restricted stock awards that accelerate upon a change in control (being 224,257 shares for Dr. Cooper and 79,018 shares for each of the other executives, (ii) shares attributable to performance stock awards that accelerate upon a change in control with a price metric of $7.50 per share (being 331,310 shares for Dr. Cooper and 118,617 shares for each of the other executives and (iii) shares otherwise held by the executives (being 242,934 for Dr. Cooper, 141,517 for Mr. Rogers, 21,499 for Mr. Beerman, 4,240 for Mr. Butler and 51,583 for Dr. Sandage).
(3)	Includes salary and bonus portions of severance payments as described above.
(4)	Includes amounts pertaining to (i) continuation of health benefits following a change in control (being $35,318 for Dr. Cooper and $26,489 for each of the other executives), (ii) pertaining to certain retention payments that accelerate upon a change in control (being $176,133 for Mr. Rogers, $355,000 for Mr. Beerman and $375,000 for Dr. Sandage) and (iii) rights under the Company’s 2008 Employee Stock Purchase Plan ($25,798 for Mr. Butler and $14,668 for Mr. Beerman). These amounts exclude any applicable tax gross-up payment that the executives are entitled to in accordance with their employment agreements and any such tax gross-up payments are subject to a cap of $1,250,000 for Dr. Cooper and $500,000 for each of the other executives.

The table below sets forth the amounts payable upon consummation of the Merger to the Company’s non-employee directors pursuant to the cash-out of such directors’ Company stock options, deferred stock units and Shares. The value of such awards has been calculated using a per Share value of $7.50, which represents the Merger Consideration that could be received in the Merger assuming payment of the initial cash consideration and all of the NEBIDO Contingent Cash Consideration Payments and the Octreotide Contingent Cash Consideration Payments.

Non-Employee Directors	Cash-Out of Company Stock Options(1)		Cash-out of Shares	Cash- out of Deferred Stock Units(2)	Total
	Previously Vested Options	Accelerated Options
Andrew Ferrara	$49,500	$49,500	$0	$135,000	$234,000
James C. Gale(3)	$3,625	$10,875	$18,278	$75,000	$107,778
Michael E. Hanson	$109,806	$9,047	$0	$135,000	$253,853
Stephen C. McCluski	$200,006	$9,047	$0	$135,000	$344,053
Cheryl P. Morley	$200,006	$9,047	$0	$135,000	$344,053
Malcolm Morville, Ph.D.	$296,369	$9,047	$202,500	$135,000	$642,916

(1)	Does not include any options with exercise prices equal to or greater than $7.50 per share, which shall be cancelled in connection with the merger. Pursuant to the Merger Agreement, all in-the-money Company Stock Options will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess, if any, of the Merger Consideration ($7.50 for the purposes of these calculations) over the applicable exercise price per share of such Company Stock Option by (y) the number of Shares subject to such Company Stock Option. Amounts shown reflect Company Stock Options vested as of January 5, 2009.
(2)	Includes cash out of shares attributable to deferred stock units that accelerate upon a change in control (being 10,000 shares for Mr. Gale and 18,000 shares for each of the other directors).
(3)	With respect to Mr. Gale, this excludes an aggregate amount of 2,226,495 shares that are beneficially owned by SMH Capital Inc., or SMH. Mr. Gale is a Managing Director of SMH and a manager and chief investment officer of Signet Healthcare Partners, LLC, an affiliate of SMH. Mr. Gale disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in the funds controlled by SMH that own such shares.

Merger Agreement Covenants

Employee Retention. The Merger Agreement provides that for a period of one year following the time the Merger becomes effective (the “Effective Time”), Parent shall either (i) provide the employees of the Company who are employed immediately prior to the Effective Time (the “Covered Employees“), and who remain employed by Parent during such one year period, with compensation and benefits (excluding equity based compensation) which have a value substantially comparable in the aggregate to the compensation and benefits provided to the Covered Employee by the Company as of January 5, 2009 or (ii) provide Covered Employees who remain employed by Parent during such one year period, with compensation and benefits that have a value substantially comparable, to the Covered Employees than those provided to similarly situated employees of Parent. In addition, except under certain circumstances, for a period of one year following the Effective Time, Parent shall provide Covered Employees whose employment is terminated by Parent with severance benefits in accordance with such employees individual employment agreement, or in the absence of such agreement, in accordance with the severance policy of Parent in effect from time to time. Effective not later than the Effective Time, Parent will establish a retention program for those Company employees Parent determines to seek to retain.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides that for not less than six years from and after the Effective Time, Parent agrees to, and shall cause the

Surviving Corporation to, indemnify and hold harmless all past and present directors, officers and employees of the Company to the same extent such Persons are indemnified as of the date of the Merger Agreement by the Company pursuant to the Company Certificate of Incorporation and Company By-Laws and indemnification agreements in existence on the date of the Merger Agreement with any directors, officers or employees of the Company for acts or omissions occurring at or prior to the Effective Time; provided, however, that Parent agrees to indemnify and hold harmless such Persons to the fullest extent permitted by law for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement.

Pursuant to the terms of the Merger Agreement, Parent shall cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance“) that is no less favorable than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation is not required to pay an annual premium for the D&O Insurance in excess of 250 percent of the last annual premium paid prior to the date of the Merger Agreement, which was $391,375. The Parent may substitute for such coverage a single premium tail coverage with respect to D&O Insurance at a level at least as favorable as in the D&O Insurance.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Stockholder Tender Agreement. The executive officers, directors and affiliates of one of the directors who currently own Shares, being Glenn L. Cooper, M.D., Michael W. Rogers, Noah D. Beerman, Mark S. Butler, Bobby W. Sandage, Jr. Ph.D., Malcolm Morville, Ph.D., and certain stockholders controlled by Sanders Morris Harris, an entity affiliated with James C. Gale, a director of the Company (who own, in the aggregate, approximately 3,255,768 Shares, representing approximately 4.2% of the outstanding Shares); have each entered into a Stockholder Tender Agreement (the “Tender Agreements”) with Parent and Purchaser. Under the Tender Agreements, each such executive officer and director has, among other things, (i) agreed to tender all of the Subject Shares (as defined below) beneficially owned by such executive officer and director into the Offer, (ii) granted to Parent their proxy and attorney-in-fact to vote the Subject Shares in favor of adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement (and in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement) and against any other agreement or arrangement which would in any material respect impede, interfere with or prevent the Offer or the Merger including, but not limited to, any other extraordinary transaction, including, a merger, acquisition, sale, consolidation, reorganization or liquidation involving the Company and a third party, or any other proposal of a third party to acquire the Company or all or substantially all of the assets thereof and (iii) agreed not to transfer the Subject Shares beneficially owned by such executive officer and director other than as permitted by the Tender Agreements. The “Subject Shares” are all Shares beneficially owned by such executive officers and directors of the Company and any Shares which such executive officers and directors may acquire at any time in the future during the term of the Tender Agreements. The Tender Agreements terminate with respect to any particular executive officer or director, and such executive officer or director would no longer be obligated to tender his Subject Shares, upon the earliest to occur of the following: (i) the termination of the Merger Agreement, (ii) such date and time as any amendment or change to the Merger Agreement is effected without the consent of such executive officer or director that (A) decreases the Offer Price, or (B) such change is made without the consent of the Company Board and materially and adversely affects the executive officer or director, or (iii) the mutual written consent of the Purchaser and such executive officer or director.

The summary of the Tender Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Form of Tender Agreement, which is filed as Exhibit (e)(3) hereto.

The Merger Agreement.

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 11 of the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement.

On September 30, 2008, the Company and Parent entered into a mutual non-disclosure agreement that provided each of them with certain protections in connection with the disclosure of confidential information for purposes of evaluating possible transactions (the “Confidentiality Agreement”). As a condition to being furnished Confidential Information (as defined in the Confidentiality Agreement) of the other party, each of Parent and the Company agreed, among other things, to keep such Confidential Information (as defined in the Confidentiality Agreement) confidential and to use it only in connection with evaluating a business relationship between Parent and the Company. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation/Recommendation.

The Company Board, during a meeting held on January 5, 2009, by unanimous vote determined that the Offer and the Merger are in the best interests of the Company and its stockholders and are advisable and fair to the Company’s stockholders and approved the Offer and the Merger and the form, terms and provisions of the Merger Agreement.

Accordingly, the Company Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and, if applicable, vote in favor of the Merger.

(b) Background and Reasons for the Company Board’s Recommendation

Background of the Offer and Merger.

The Company’s management has periodically explored and assessed, and discussed with the Company Board, potential strategic alternatives available to the Company. These alternatives included strategies to grow and expand the Company’s business and operations through collaboration arrangements and licensing agreements, and opportunities to merge or combine the Company’s operations with other companies in the pharmaceutical and biotechnology sectors.

In early September 2008, Glenn L. Cooper, M.D., the Company’s Chairman and Chief Executive Officer, received a telephone call from Parent’s financial advisor, Morgan Stanley, requesting a meeting between Dr. Cooper and David P. Holveck, President and Chief Executive Officer of Parent, to discuss a potential strategic transaction between the Company and Parent.

On September 19, 2008, Dr. Cooper met with Mr. Holveck in New York City to discuss Parent’s general interest in a possible strategic combination with the Company and the possibility of the Company and Parent entering into a confidentiality agreement to facilitate discussions.

On September 24, 2008 at a dinner held by the Company Board the night before a regularly scheduled Company Board meeting on September 25, 2008, Dr. Cooper informed the other members of the Company Board of his meeting with Mr. Holveck. The Company Board discussed, in general, the possibility of a strategic combination with Parent.

On or about September 25, 2008, Morgan Stanley requested a waiver of a conflict of interest from the Company to represent Parent in discussions between the parties. Morgan Stanley had acted as the placement agent for the Company’s private placement of $105,000,000 in aggregate principal amount of 16% non-convertible, non-recourse, secured promissory notes due November 5, 2024, which closed August 26, 2008. The Company granted the waiver of a conflict of interest to Morgan Stanley.

On September 30, 2008, the Company and Parent entered into a confidentiality agreement in connection with their discussions regarding a potential transaction.

On October 1, 2008, members of the Company’s senior management met with senior management of Parent in New York City. The Company’s financial advisor, UBS Securities LLC (“UBS”), was also present at the meeting. The Company made a presentation regarding its business plan, including a summary of its marketed products and products in development. The Company also provided Parent with a general corporate overview of the Company.

On October 6, 2008, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), Parent’s outside legal counsel, requested a waiver of a conflict of interest from the Company to represent Parent in connection with a potential transaction with the Company. Skadden represented the Company in the Company’s acquisition of Valera Pharmaceuticals, Inc. in April 2007. In addition, Skadden has represented, and currently represents, the Company in its Redux litigation and certain other matters. The Company granted the waiver of a conflict of interest to Skadden.

On October 21, 2008, Dr. Cooper and Mr. Holveck held a telephone call to discuss the nature of Parent’s interest in pursuing a strategic opportunity with the Company. Dr. Cooper and Mr. Holveck had preliminary discussions relating to valuation and the structure of a possible strategic combination.

On October 24, 2008, Dr. Cooper received a written indication of interest from Parent setting forth a non-binding proposal, pursuant to which Parent proposed to acquire all outstanding shares of the Company’s common stock for $6.50 per Share, consisting of per Share non-contingent cash consideration of $4.50 and an additional $2.00 per Share in the form of a contingent cash payment which would be payable upon the achievement of specified regulatory milestones relating to NEBIDO. The indication of interest included Parent’s intention to finance the proposed transaction with cash on hand, noting that the transaction would not be subject to any financing condition but was subject to confirmatory due diligence. The indication of interest also requested a period of three to four weeks to conduct due diligence, during which the Company would negotiate exclusively with Parent.

On October 26, 2008, the Company Board held a special meeting via telephone to discuss and consider Parent’s non-binding proposal. Representatives from Burns & Levinson LLP, outside legal counsel to the Company, and UBS were also present at the meeting. The Company Board discussed whether Parent’s proposal would provide increased value for the Company’s stockholders relative to the value of the Company on a stand-alone basis under its business plan. The Company Board reviewed the history and discussions to date between the Company and Parent. The Company Board authorized the initiation of a due diligence period with Parent noting that, to date, Parent had only received non-confidential information. Burns & Levinson referred the members of the Company Board to materials previously distributed to the directors summarizing the Company Board’s fiduciary duties and responsibilities and other legal considerations that directors should take into account in their deliberations regarding the proposal received from Parent. UBS discussed financial aspects of the proposal with the Company Board, and updated the Company Board regarding its conversations with Morgan Stanley concerning Dr. Cooper and Mr. Holveck’s preliminary discussions relating to valuation. The Company Board also engaged in a general discussion as to the appropriate process for responding to the specific proposal and also generally as to whether to pursue a sale of the Company at this time considering factors such as valuation and the timing and risks, including financing requirements, associated with implementing the Company’s business plan as compared to the sale of the Company. The Company Board discussed, among other things, risks and cash flow constraints associated with the transition of the Company’s business and operations, potential growth opportunities and the impact of current market conditions on financing initiatives. The Company Board considered the July 15, 2009 maturity date of the Company’s $72 million convertible promissory notes and financing alternatives that would enable the Company to have sufficient capital to fund its operations and business plan, including any future launch of NEBIDO. Following the Company Board meeting, Dr. Cooper called Mr. Holveck to inform him that the Company Board believed that the price per Share proposed by Parent was inadequate. On the call, Dr. Cooper informed Mr. Holveck that the Company would provide Parent with 30 days to conduct due diligence in an effort to increase Parent’s proposal.

From October 2008 through January 5, 2009, in accordance with the Company’s directives, UBS discussed with Morgan Stanley financial and other aspects of the potential strategic transaction between the Company and Parent.

During the week of October 27, 2008, the Company provided Parent with access to a Company dataroom to help facilitate the due diligence process. The dataroom contained certain non-public information that was not previously available to Parent. The Company also provided additional non-public information during the following week.

On November 18, 2008, the Company Board held a special meeting via telephone to discuss the status of Parent’s proposal and the business and financial review that would be relevant to the Company Board’s discussion at its next regularly scheduled meeting on December 4, 2008.

On November 21, 2008, senior management of the Company and Parent met in New York City to conduct further due diligence.

On November 25, 2008, Dr. Cooper, Mr. Holveck and Robert Cobuzzi, Ph.D., Vice President and Acting Head of Corporate Development of Parent, met over dinner in Boston to discuss the status of the potential transaction. Mr. Holveck reaffirmed Parent’s interest in pursuing a strategic combination with the Company. Dr. Cooper, Mr. Holveck and Mr. Cobuzzi also discussed the Company’s valuation and preliminary integration matters. Mr. Holveck informed Dr. Cooper that an updated indication of interest would be provided to the Company in the near future.

At a dinner held on December 3, 2008, the night before its regularly scheduled meeting, the Company Board discussed the status of negotiations with Parent.

On December 4, 2008, the Company held a regularly scheduled meeting at its headquarters in Lexington, Massachusetts. The Company’s legal and financial advisors also were present at the meeting. In the context of the potential transaction, the Company Board discussed the valuation of the Company on a stand-alone basis and considered the capital required to meet the Company’s debt obligations and fund the Company’s growth strategy and business plan. The Company Board, with the assistance of the Company’s management and UBS, also considered various potential financing and strategic alternatives. The Company Board also discussed its fiduciary obligations and potential responses in the event of an offer from Parent at various valuation levels.

On December 10, 2008, Dr. Cooper and Mr. Holveck further discussed valuation matters and the terms of the revised proposal expected from Parent. During the call, Mr. Holveck highlighted Parent’s desire to receive additional information relating to certain due diligence issues.

On December 11, 2008, additional telephonic meetings were held between the management teams and outside counsel of the Company and Parent to discuss due diligence and other matters.

On December 12, 2008, the Company received a revised written indication of interest from Parent. Parent’s revised indication of interest stated that Parent was prepared to proceed with a business combination in which it would acquire all outstanding shares of the Company’s common stock for $7.50 per Share, consisting of immediate cash consideration of $4.50 per Share, plus up to an additional $3.00 in the form of two contingent cash payments. The first contingent cash payment of $2.00 would be payable upon the approval of NEBIDO for hypogonadism by a specified date, and with certain labeling, to be negotiated. The second contingent cash payment of $1.00, would be payable upon the approval of Octreotide for acromegaly by another specified date to be negotiated. Parent reiterated that it expected to finance the transaction with cash on hand and that the transaction would not be subject to any financing condition.

On December 14, 2008, the Company Board held a special meeting via telephone conference to discuss the written non-binding proposal received from Parent. The Company Board discussed whether the consideration proposed by Parent to acquire all outstanding Shares of the Company would provide the Company’s stockholders with greater value than the Company remaining independent. UBS discussed with the Company Board financial aspects of Parent’s revised proposal, including preliminary discussions regarding the transaction value for the Company implied by the revised proposal relative to the Company’s valuation on a stand-alone basis. The Company Board considered several factors in connection with its evaluation of Parent’s proposal, including reviewing the Company’s valuation on a stand-alone basis, evaluating the Company’s potential growth opportunities and cash requirements, specifically the July 15, 2009 maturity date of the Company’s $72 million convertible promissory notes, and assessing current market conditions relating to potential financing alternatives to fund the Company’s growth strategy and business plan. Burns & Levinson reviewed with the Company Board the directors’ fiduciary duties in evaluating Parent’s proposal. The Company Board determined that the transaction proposed by Parent in its written proposal would be expected to enhance value for the Company’s stockholders, decided that pursuing the proposed strategic transaction would be in the best interests of the Corporation and its stockholders, and authorized the initiation of contract negotiations with Parent, subject to final authorization by the Company Board.

On December 16 and December 17, 2008, the Company, Parent, and their respective legal and financial advisors met at Skadden’s offices in New York City to discuss the transaction, which at that point was proposed to be structured as a one-step merger, and begin contract negotiations.

On December 17, 2008, management from the Company and Parent held initial meetings relating to the potential integration of the companies.

On December 17, 2008, the Company Board held a special meeting via telephone conference primarily to discuss the structure and value of the contingent cash payments that are part of the transaction consideration. As part of this discussion, the Company Board reviewed certain additional financial data for the Company on a stand-alone basis which included product analyses prepared by the Company’s management. The Company Board also discussed credit and other risks associated with future contingent cash payments representing a substantial portion of the transaction consideration, especially with respect to NEBIDO. As a result, the Company Board required as a condition to the transaction an escrow of the contingent cash payments relating to FDA approval for NEBIDO, as well as the establishment and retention of a NEBIDO transition team comprised of current Company employees to assure continuity in the research and development and regulatory review process. At this meeting, the Company Board also agreed to continue negotiations and progress toward a definitive merger agreement.

On December 24, 2008, the Company Board held a special meeting via telephone to discuss changing the form of the transaction from the previously contemplated one-step merger to a tender offer. The Company’s legal and financial advisors also attended the meeting. The Company Board discussed and considered the differences between and advantages of the potential structures of the transaction and the mechanics and timing considerations of a tender offer, including the possibility of receiving competing proposals from one or more third parties. The Company Board also discussed the terms and provisions of the Merger Agreement, including a summary of the Merger Agreement provided by Burns & Levinson. The Company Board reviewed the history of the transaction and the status of the negotiations, due diligence process and integration discussions to date.

The Company, Parent, and their respective legal and financial advisors thereafter continued to negotiate the terms of the Merger Agreement, disclosure letter, contingent cash consideration agreements and tender agreements pursuant to which certain of the Company’s executive officers and directors would agree to tender their Shares in the Offer.

On January 5, 2009, the Company Board held a special meeting via telephone conference to consider and take action with respect to the Offer and the Merger, as well as the agreements with respect thereto. The Company Board reviewed the Merger Agreement and the Contingent Cash Consideration Agreements, including a summary of these agreements provided by Burns & Levinson, and discussed changes to such agreements and issues that had been resolved during the course of negotiations since the last meeting of the Board on December 24, 2008. Also at this meeting, UBS reviewed with the Company Board UBS’ financial analysis of the total per Share consideration and delivered to the Company Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated January 5, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the total per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares was fair, from a financial point of view, to such holders. After further discussion, the Company Board determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company’s stockholders and that it is advisable, fair to and in the best interests of the Company’s stockholders that the Company enter into the Merger Agreement and the related transactions agreements and consummate the transactions contemplated by the Merger Agreement and such related agreements. The Company Board also determined to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required, vote their Shares in favor of the adoption of the Merger Agreement and approval of the Merger.

On January 5, 2009, Parent and the Company issued press releases announcing the execution of the Merger Agreement.

Reasons for the Recommendation.

In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated thereby, the Company Board consulted with the Company’s senior management, legal counsel and financial advisor and, in recommending that the Company stockholders tender all of their Shares pursuant to the Offer and, if applicable, vote their Shares in favor of the adoption of the Merger Agreement and the Merger, in accordance with the applicable provisions of the DGCL, considered a number of factors, including the following:

•

Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if it were to remain an independent company. The Company Board also considered the potential long-term value of the Company taking into account the risks and future prospects of the Company. The Company Board also considered certain near-term announcements relating to certain of the Company’s compounds. These announcements included the results of the NIH sponsored trial regarding PRO 2000, one of the Company’s compounds under development as a topical vaginal microbicide to prevent the sexual transmission of HIV and certain other sexually transmitted infections which results are expected to be available on or about the first week of February 2009, and the potential resubmission of the NDA for NEBIDO, the Company’s compound under development as a testosterone therapy for male patients with hypogonadism, which is expected to take place in March, 2009.

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Transaction Financial Terms; Premium to Market Price. The Company Board considered both (1) the non-contingent portion of the per Share consideration of $4.50 (without interest), which represents a 45% premium over the closing price of the Shares on January 5, 2009, the last trading day before the Offer and the Merger were announced, and a 59% premium over the average trading price of the Shares for the one-month period prior to announcement, and (2) the total potential per Share consideration, including the Contingent Cash Consideration Payments, of $7.50 (without interest), which represents a 142% premium over the closing price of the Shares on January 5, 2009, the last trading day before the Offer and the Merger were announced, and a 165% premium over the average trading price of the Shares for the one-month period prior to announcement.

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Certainty of Value. The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of the non-contingent cash portion of the per Share consideration. The Company Board also considered that the contingent cash portion provided an opportunity to share in the upside potential of the business. The Company Board also considered that, while the consummation of the Offer and the Merger would give the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the proposed transaction, tendering in the Offer would cap the opportunity for stockholders to participate in the future growth of the Company at the value of the Contingent Cash Consideration Payments.

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Strategic Alternatives. The Company Board considered potential strategic alternatives available to the Company, including the potential stockholder value based on the Company’s business plan that could be expected to be generated from remaining an independent public company, the possibility of being acquired by other companies, the possibility of acquisitions or mergers with other companies in the consumer healthcare and pharmaceutical industry and other transactions, as well as the potential benefits, risks and uncertainties associated with such alternatives. Based on the foregoing, the Company Board believed that the Offer and the Merger provided the Company’s stockholders with an attractive opportunity to receive enhanced value for their Shares.

•	Historical Trading Prices. The Company Board considered the relationship of the Offer Price to the historical trading prices of the Shares.

•

Timing of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all outstanding Shares, which should allow stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders will receive the same consideration as received in the Offer. The Company Board also considered the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Company Board believed supported the conclusion that an acquisition transaction with the Parent and Purchaser could be completed relatively quickly and in an orderly manner.

•

Opinion of the Company’s Financial Advisor. The Company Board considered the opinion of UBS, and its financial presentation, dated January 5, 2009, to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the total per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares, as more fully described below in this Item 4 under “Opinion of the Company’s Financial Advisor” and as set forth in the full text of such opinion attached hereto as Annex A.

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Terms of the Merger Agreement. The Company Board believed that the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company, were favorable to the Company’s stockholders.

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No Financing Condition and Cash Escrow. The Company Board considered the representation of Parent that it has available sufficient cash financial resources to satisfy its obligations to cause Purchaser to purchase and pay for Shares pursuant to the Offer and to cause the Surviving Corporation to pay the non-contingent cash portion of the Merger Consideration and the fact that the Offer is not subject to a financing condition. In addition, the Company Board considered the additional security provided by the cash that the Parent is depositing into escrow until December 15, 2009 to provide funds for the satisfaction of the NEBIDO Contingent Cash Consideration Payment.

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Ability to Respond to Certain Unsolicited Takeover Proposals. The Company Board considered the fact that while that the Merger Agreement prohibits the Company and its subsidiaries from, directly or indirectly, (a) soliciting, initiating or encouraging any inquiries with respect to the submission of any Company Takeover Proposal (as that term is defined in the Merger Agreement), (b) entering into, continuing or otherwise participating in any discussions or negotiations regarding, or furnishing to any person any information with respect to, or otherwise cooperating with, any proposal that constitutes or is reasonably expected to lead to, any Company Takeover Proposal, the Merger Agreement requires Parent to keep the Offer open for 45 days and at any time prior to the closing of the Offer, in response to a bona fide written Company Takeover Proposal that the Company Board determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or is reasonably expected to lead to, a Superior Proposal (as defined in the Merger Agreement), and which Company Takeover Proposal was not solicited after the date of the Merger Agreement and was made after the date of the Merger Agreement, the Company may, if a majority of the Company Board determines (after consultation with outside counsel) that it is necessary to take such actions in order to comply with its fiduciary duties to the stockholders of the Company under applicable Law, and subject to compliance with Section 6.5(a) and Section 6.5(c) of the Merger Agreement (x) furnish information with respect to the Company to the Person making such Company Takeover Proposal, and (y) participate in discussions or negotiations regarding such Company Takeover Proposal.

In addition, the Company Board considered the fact that the Company Board could terminate the Merger Agreement to accept a Superior Proposal, subject to payment of a termination fee prior, to the closing of the Offer.

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Restrictions on Business Combinations. The Company Board considered the restrictions on the Company’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions. The Company Board understood that, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, these provisions were conditions to Parent’s willingness to enter into the Merger Agreement and were believed by the Company Board to be reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company stockholders.

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Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of the Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer.

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Extension of Offer Period. The Company Board considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer.

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Termination Fee. The Company Board considered the termination fee of $20 million that could become payable pursuant to the Merger Agreement under certain circumstances, including termination of the Merger Agreement to accept a Superior Proposal.

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No Third Party Solicitation Process. The Company Board considered the fact that the Offer and the Merger did not result from a third party solicitation process conducted by the Company although over the course of the preceding year the Company had been in contact with pharmaceutical and biotechnology companies which were thought to be the most likely parties that would be interested in such a transaction. In light of the foregoing circumstances, the Company Board was satisfied that other interested parties had, and would have under the terms of the Merger Agreement, an adequate opportunity to make a proposal to acquire the Company.

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Appraisal Rights. The Company Board considered the availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under the DGCL, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares of Common Stock at the completion of the Merger.

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Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not undertake various actions related to the conduct of its business without the prior written consent of the Parent. The Company Board further considered that these provisions may limit the Company’s ability to pursue business opportunities that it would otherwise pursue.

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Tax Treatment. The Company Board considered that the Merger Consideration to be received by the holders of Shares in the Offer and the Merger might be taxable to such holders for U.S. federal income tax purposes.

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Regulatory Approval and Third Party Consents. The Company Board considered the regulatory approvals and third party consents that may be required to consummate the Offer and the Merger and the prospects for receiving any such approvals and consents, if necessary.

In making its recommendation, the Company Board was aware of and took into consideration the interests of certain Company executives, including the Chief Executive Officer, who is a member of the Company Board, in the Offer and the Merger as a result of the agreements referred to in Item 3 of this Statement and their holding of Shares and options to purchase Shares as referenced in Item 3 of this Statement.

The Company Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Company Board may have given different weight to different factors.

Opinion of the Company’s Financial Advisor.

On January 5, 2009, at a meeting of the Company Board held to evaluate the Offer and the Merger, UBS delivered to the Company Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated January 5, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the total per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares was fair, from a financial point of view, to such holders.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex A and is incorporated into this document by reference. UBS’ opinion was provided for the benefit of the Company Board in connection with, and for the purpose of, its evaluation of the total per Share consideration from a financial point of view and does not address any other aspect of the Offer or the Merger. The opinion does not address the relative merits of the Offer or the Merger as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Offer or the Merger. The opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how to vote or act with respect to the Offer or the Merger. Holders of Shares are encouraged to read UBS’ opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of UBS’ opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to the Company;

•

reviewed certain internal financial information and other data relating to the Company’s business and financial prospects that were not publicly available, including financial forecasts and estimates (including forecasts and estimates as to the timing and probability of achieving certain milestones with respect to Nebido and Octreotide) prepared by the Company’s management that the Company Board directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of the Company’s senior management concerning the Company’s business and financial prospects;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the Offer and the Merger with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of the Company common stock;

•	reviewed a draft, dated January 5, 2009, of the Merger Agreement and the forms of the contingent consideration agreements attached as exhibits to the Merger Agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the Company Board’s consent, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the Company Board’s consent, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, UBS assumed, at the Company Board’s direction, that such forecasts and estimates had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management as to the Company’s future financial performance. UBS relied, at the Company Board’s direction, without independent verification, upon the assessments of the Company’s management as to the Company’s products and product candidates, including Nebido and Octreotide, and the risks associated with such products and product candidates (including, without limitation, the potential impact of drug competition, the timing and probability of successful testing, development and marketing, and of approval by appropriate governmental authorities, of such products and product candidates and, accordingly, the timing and probability of payment of the contingent portion of the total per Share consideration). UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

UBS was not authorized to solicit and did not solicit indications of interest in a transaction with the Company from other parties in connection with the proposed Offer and Merger. At the Company Board’s direction, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the total per Share consideration to the extent expressly specified in UBS’ opinion, of the Merger Agreement or the contingent consideration agreements or the form of the Offer or the Merger or the total per Share consideration payable in the Offer and the Merger. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the total per Share consideration. In rendering its opinion, UBS assumed, with the Company Board’s consent, that (i) the final executed forms of the Merger Agreement and the contingent consideration agreements would not differ in any material respect from the drafts that UBS reviewed, (ii) the parties to those agreements would comply with all material terms of the agreements, and (iii) the Offer and the Merger would be consummated in accordance with the terms of the agreements without any adverse waiver or amendment of any material term or condition of the agreements. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained without any material adverse effect on the Company or the Offer and the Merger. Except as described above, the Company imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the Company Board, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to the Company or the Offer and the Merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company provided by the Company’s management or derived from public sources in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired.

The consideration to be received pursuant to the Offer and the Merger was determined through negotiation between the Company and Parent and the decision by the Company to enter into the Offer and the Merger was solely that of the Company Board. UBS’ opinion and financial analyses were only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company Board or the Company’s management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Company Board on January 5, 2009 in connection with UBS’ opinion relating to the Offer and the Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses. For purposes of the analyses described below, the term “implied value of the per Share consideration” refers to the mean implied value of the consideration of $6.57 per Share based on the non-contingent consideration of $4.50 per Share plus the estimated net present value (as of December 31, 2008 and utilizing discount rates ranging from 18.0% to 22.0%) of the contingent consideration ranging from approximately $2.03 to $2.11 per Share based on the assessments of the Company’s management as to the timing and probability of achieving certain milestones with respect to Nebido and Octreotide. Estimated financial data for the Company prepared by the Company’s management that were utilized in the analyses described below were probability-weighted to reflect management’s assessments as to the likelihood that development of the Company’s product candidates would result in commercial sales.

Selected Companies Analysis

UBS compared selected financial and stock market data of the Company with corresponding data of the following eight selected publicly traded specialty pharmaceutical companies:

•	Auxilium Pharmaceuticals, Inc.

•	Inspire Pharmaceuticals, Inc.

•	The Medicines Company

•	Noven Pharmaceuticals, Inc.

•	Salix Pharmaceuticals, Ltd.

•	Santarus, Inc.

•	Sucampo Pharmaceuticals, Inc.

•	ViroPharma Incorporated

UBS reviewed, among other things, the enterprise values of the selected companies, calculated as equity market value based on closing stock prices on January 2, 2009, plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash and cash equivalents, as multiples of calendar years 2008, 2009 and 2010 estimated revenue and, to the extent publicly available, estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. UBS then compared these multiples derived for the selected companies with corresponding multiples implied for the Company based both on the closing price of Shares on January 2, 2009 and the implied value of the per Share consideration. Financial data for the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Estimated financial data for the Company were based both on internal estimates of the Company’s management, referred to as “Management Estimates,” and publicly available research analysts’ consensus estimates, referred to as “Wall Street Consensus Estimates.” This analysis indicated the following implied high, mean, median and low multiples for the selected companies, as compared to corresponding multiples implied for the Company (multiples derived for the selected companies and the Company that were negative or greater than 40.0x EBITDA were considered not meaningful, or “nm,” and such multiples derived for the selected companies were therefore excluded from the calculation of high, mean, median and low multiples reflected in the table below):

Implied Multiples for the Company Based on
	Implied Multiples for Selected Companies				Closing Stock Price on 1/2/09		Implied Value of Per Share Consideration
Enterprise Value as Multiple of Revenue:	High	Mean	Median	Low	Management Estimates	Wall Street Consensus Estimates	Management Estimates	Wall Street Consensus Estimates
Calendar Year 2008	9.1x	3.1x	2.3x	0.5x	3.4x	3.6x	7.0x	7.2x
Calendar Year 2009	7.4x	2.7x	1.9x	0.4x	2.4x	2.8x	4.9x	5.8x
Calendar Year 2010	5.3x	2.2x	1.6x	0.3x	1.5x	1.8x	3.0x	3.7x

Enterprise Value as Multiple of EBITDA:
Calendar Year 2008	10.4x	7.1x	5.5x	5.5x	nm	nm	nm	nm
Calendar Year 2009	22.6x	11.3x	9.2x	4.1x	nm	nm	nm	nm
Calendar Year 2010	22.3x	10.0x	8.6x	2.0x	12.1x	nm	24.4x	nm

Selected Transactions Analysis

UBS reviewed transaction values in the following 18 selected transactions in the specialty pharmaceutical industry:

Announcement Date	Acquiror	Target
• 11/24/2008	• King Pharmaceuticals, Inc.	• Alpharma Inc.
• 9/17/2008	• Biovail Corporation	• Prestwick Pharmaceuticals, Inc.
• 9/1/2008	• Shionogi & Co., Ltd.	• Sciele Pharma, Inc.
• 7/15/2008	• ViroPharma Incorporated	• Lev Pharmaceuticals, Inc.
• 7/3/2008	• Shire Pharmaceuticals, Inc.	• Jerini AG
• 6/23/2008	• Stiefel Laboratories, Inc.	• Barrier Therapeutics, Inc.
• 6/5/2008	• Ipsen S.A.	• Tercica, Inc.
• 3/31/2008	• Teva Pharmaceutical Industries Limited	• Bentley Pharmaceuticals, Inc.
• 2/26/2008	• Galderma S.A.	• CollaGenex Pharmaceuticals, Inc.
• 12/10/2007	• Eisai Co., Ltd.	• MGI Pharma, Inc.
• 11/29/2007	• Texas Pacific Group	• Axcan Pharma Inc.
• 11/21/2007	• GlaxoSmithKline plc	• Reliant Pharmaceuticals, Inc.
• 11/19/2007	• Celgene Corporation	• Pharmion Corporation
• 10/30/2007	• Nycomed S.C.A. SICAR	• Bradley Pharmaceuticals, Inc.
• 9/19/2007	• Allergan, Inc.	• Esprit Pharma Holding Company, Inc.
• 7/20/2007	• Meda AB	• Medpointe, Inc.
• 5/20/2007	• Sun Pharmaceutical Industries Ltd.	• Taro Pharmaceutical Industries Ltd.
• 11/9/2006	• Graceway Pharmaceuticals Inc.	• 3M Company (North American and Latin American branded pharmaceutical business)

UBS reviewed transaction values in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash and cash equivalents, as multiples of, to the extent publicly available, latest 12 months and one-year forward revenue and EBITDA. UBS then compared these multiples derived for the selected transactions with corresponding multiples implied for the Company based on the implied value of the per Share consideration. Multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data for the Company were based both on Management Estimates and Wall Street Consensus Estimates. This analysis indicated the following implied high, mean, median and low multiples for the selected transactions, as compared to corresponding multiples implied for the Company (multiples derived for the selected transactions and the Company that were negative or greater than 30.0x revenue or 40.0x EBITDA were considered not meaningful, or “nm,” and such multiples derived for the selected transactions were therefore excluded from the calculation of high, mean, median and low multiples reflected in the table below):

	Implied Multiples for Selected Transactions				Implied Multiples for the Company Based on Implied Value of Per Share Consideration
	High	Mean	Median	Low	Management Estimates	Wall Street Consensus Estimates
Transaction Value as Multiple of Revenue:
Latest 12 Months	14.2x	5.2x	3.2x	1.5x	7.0x	7.2x
Forward 12 Months	15.7x	5.1x	3.0x	1.5x	4.9x	5.8x

Transaction Value as Multiple of EBITDA:
Latest 12 Months	26.7x	19.3x	25.0x	8.1x	nm	nm
Forward 12 Months	14.0x	10.5x	9.8x	8.0x	nm	nm

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of the Company using financial forecasts and estimates relating to the Company prepared by the Company’s management, which reflected, among other things, utilization by the Company of net operating losses to offset future tax payments. UBS calculated a range of implied present values (as of September 30, 2008) of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate from October 1, 2008 through September 30, 2027 and of terminal values for the Company based on the Company’s fiscal year 2027 estimated unlevered free cash flow. Implied terminal values were derived by applying to the Company’s fiscal year 2027 estimated free cash flow a range of perpetuity growth rates of 3.0% to 5.0%. Present values of unlevered, after-tax free cash flows and terminal values were calculated using discount rates ranging from 18.0% to 22.0%. The discounted cash flow analysis resulted in a range of implied present values of approximately $4.00 to $5.75 per Share, as compared to the implied value of the per Share consideration of $6.57.

Miscellaneous

In the past, UBS and its affiliates have provided services to the Company unrelated to the Offer and the Merger, for which UBS and its affiliates received compensation, including having acted as financial advisor to the Company in connection with an acquisition transaction. In addition, an affiliate of UBS has entered into an arrangement with Parent pursuant to which Parent is entitled to sell to such affiliate certain auction rate securities and to borrow from UBS a certain portion of the market value of such auction rate securities in advance of such sales. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Parent and, accordingly, may at any time hold a long or short position in such securities.

The Company selected UBS as its financial advisor in connection with the Offer and the Merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS’ familiarity with the Company and its business. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

For a description of the terms of UBS’ engagement as the Company’s financial advisor, see the discussion under Item 5 below.

(c) Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each Named Executive Officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power to Purchaser, other than Shares issuable upon exercise of options or restricted Shares. As discussed above in Item 3 under “Arrangements with Current Executive Officers and Directors of the Company—Stockholder Tender Agreement”, the executive officers and directors have agreed to tender, pursuant to the Offer, all Shares beneficially owned by them other than Shares issuable upon exercise of options or restricted Shares to the extent that they remain unvested, unexercised or restricted.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Under the terms of UBS’ engagement, the Company has agreed to pay UBS for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $7.25 million, a portion of which was payable in connection with UBS’ opinion and a significant portion of which is contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

Except as set forth hereafter, no transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company.

During the past 60 days, the following transactions have occurred with respect to the Company:

(a) On December 23, 2008, 5,000 options with an exercise price of $2.375 were exercised and sold at a price of $2.7668 per share by Mr. Butler in accordance with the provisions of his individual 10b5-1 Sales Plan;

(b) On December 4, 2008, the Company extended the expiration date of various outstanding stock options, including (i) 60,000 options with an exercise price of $5.00, 800,000 options with an exercise price of $6.1875 and 360,000 options with an exercise price of $4.1563, each held by Dr. Cooper and extended from June 10, 2009 to December 10, 2010, (ii) 125,000 options with an exercise price of $6.00 and 250,000 options with an exercise price of $4.00, each held by Mr. Rogers and extended from October 5, 2009 to October 5, 2010, (iii) 60,000 options with an exercise price of $5.00, 550,000 options with an exercise price of $6.1875 and 60,000 options with an exercise price of $4.1563, each held by Mr. Butler and extended from June 10, 2009 to June 10, 2010 and (iv) 31,000 options with an exercise price of $6.19 and 5,000 options with an exercise price of $3.625, each held by Malcolm Morville, a director of the Company, and respectively extended from June 10, 2009 to June 10, 2010 and from March 17, 2009 to March 17, 2010; and

(c) Since October 1, 2008, Mr. Butler and Mr. Beerman have been participants in the Company’s 2008 Employee Stock Purchase Plan and as of January 1, 2009 have accumulated payroll deductions under such plan in the amount of $10,087 for Mr. Butler and $5,735 for Mr. Beerman.

In addition, reference is made to certain portions of the restricted stock awards held by the Named Executive Officers, the scheduled vesting date of which has been delayed in accordance with the terms of such award as a result of black-out periods of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as otherwise set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

(a) Section 203 of the Delaware Business Combination Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL that prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement, the Stockholder Tender Agreements and the transactions contemplated thereby from the provisions of Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement.

(b) Appraisal Rights.

No appraisal rights are available to Company stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of the Company who has not tendered his or her Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash to dissenting stockholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than, or in addition to, the Merger Consideration and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration. The Company’s stockholders should be aware that investment banking opinions as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under Section 262 of the DGCL. If any Company stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A Company stockholder may withdraw his or her demand for appraisal by delivery to Parent of a written withdrawal of his or her demand for appraisal.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

(c) Regulatory Approvals.

General. Other than as described in this Statement, the Company, Parent and Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company, Parent and Purchaser currently expect such approval or other action would be sought or taken.

Antitrust Compliance.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

It is a condition to Purchaser’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer that the waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the HSR Act has expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a

Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional documentary material or information (a “Second Request”), the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the Acceptance Time could be extended by court order or with consent of the parties. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act so long as Purchaser acquires more that 50% of the outstanding Shares within one year after the HSR Act waiting period applicable to the Offer expires or terminates.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s proposed acquisition of the Company. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of the Company or any of its respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

The foregoing is qualified in its entirety by reference to the Offer to Purchase, filed herewith as Exhibit (a)(1) and is incorporated herein by reference in its entirety and the Merger Agreement, filed herewith as Exhibit (e)(1) and incorporated by reference in its entirety.

(e) Top-Up Option.

The Company has granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable only on the terms and subject to the conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued Shares in an amount up to that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by the Purchaser at the time of exercise of the Top-Up Option, will constitute one Share more than 90% of the total Shares outstanding (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) immediately after the issuance of such Shares, provided that the Top-Up Option will not be exercisable to the extent (i) the issuance of Shares upon exercise of the Top-Up Option would require approval of the Company’s stockholders under Nasdaq Rule 4350, (ii) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares that are not already reserved for issuance or (iii) any other provision of applicable laws or judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the delivery of the Shares. The Top-Up Option may be exercised by Purchaser, in whole or in part at any time following the Offer Closing (as defined in the Merger Agreement) and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms, provided that Purchaser shall own as of such time less than the statutory requisite amount of short-form merger Shares. The purchase price owed by the Purchaser to the Company for the newly issued Shares will be paid to the Company either in the same form as the Offer Price or by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(f) Short-form Merger.

The DGCL provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Company stockholder.

(g) Section 14(f) Information Statement.

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

(h) Annual Report on Form 10-K.

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended September 30, 2008, which is incorporated herein by reference.

Item 9.	Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Offer to Purchase dated January 7, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on January 7, 2009).

(a)(2)	Letter of Transmittal dated January 7, 2009 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed on January 7, 2009).

(a)(3)	Press release issued by the Company dated January 5, 2009 (incorporated by reference to the Company’s Form 8-K filed January 6, 2009).

(a)(4)	Letter to Stockholders of the Company, dated January 7, 2009.

(a)(5)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed on January 7, 2009).

(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed on January 7, 2009).

(a)(7)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed on January 7, 2009).

(a)(8)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed on January 7, 2009).

(a)(9)	Form of summary advertisement, published January 7, 2009 in The New York Times (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed on January 7, 2009).

(e)(1)(i)	Agreement and Plan of Merger, dated as of January 5, 2009, among the Company, Purchaser and Parent (incorporated by reference to the Company’s Form 8-K filed January 6, 2009).

(e)(1)(ii)	Amendment to Agreement and Plan of Merger, dated as of January 7, 2009, among the Company, Purchaser and Parent.

(e)(2)(A)(i)	Form of Amended and Restated Employment Agreement by and between the Company and Glenn L. Cooper, M.D. effective as of October 1, 2007 (incorporated by reference to the Company’s Form 8-K filed November 30, 2007).

Exhibit No.	Description
(e)(2)(A)(ii)	Form of Amendment to Amended and Restated Employment Agreement by and between the Company and Glenn L. Cooper, M.D. effective as of December 19, 2008.

(e)(2)(B)	Executive Retirement Agreement by and between the Company and Glenn L. Cooper, M.D. dated March 3, 2008, as amended (incorporated by reference to the Company’s Form 8-K filed March 7, 2008 and Form 8-K filed June 16, 2008).

(e)(2)(C)(i)	Form of Amended and Restated Employment Agreement by and between the Company and Michael W. Rogers effective as of October 1, 2007 (incorporated by reference to the Company’s Form 8-K filed November 30, 2007).

(e)(2)(C)(ii)	Form of Amendment to Amended and Restated Employment Agreement by and between the Company and Michael W. Rogers effective as of December 19, 2008.

(e)(2)(D)(i)	Form of Retention Agreement by and between the Company and Michael W. Rogers dated April 11, 2008 (incorporated by reference to the Company’s Form 8-K filed April 15, 2008).

(e)(2)(D)(ii)	Form of Amendment to Retention Agreement by and between the Company and Michael W. Rogers dated October 20, 2008.

(e)(2)(E)(i)

Form of Amended and Restated Employment Agreement by and between the Company and Noah D. Beerman effective as of October 1, 2007 (incorporated by reference to the Company’s

Form 8-K filed November 30, 2007).

(e)(2)(E)(ii)	Form of Amendment to Amended and Restated Employment Agreement by and between the Company and Noah D. Beerman effective as of December 19, 2008.

(e)(2)(F)(i)	Form of Retention Agreement by and between the Company and Noah D. Beerman dated April 11, 2008 (incorporated by reference to the Company’s Form 8-K filed April 15, 2008).

(e)(2)(F)(ii)	Form of Amendment to Retention Agreement by and between the Company and Noah D. Beerman dated October 20, 2008.

(e)(2)(G)(i)

Form of Amended and Restated Employment Agreement by and between the Company and Mark S. Butler effective as of October 1, 2007 (incorporated by reference to the Company’s

Form 8-K filed November 30, 2007).

(e)(2)(G)(ii)	Form of Amendment to Amended and Restated Employment Agreement by and between the Company and Mark S. Butler effective as of December 19, 2008.

(e)(2)(H)(i)	Form of Amended and Restated Employment Agreement by and between the Company and Bobby W. Sandage, Jr. effective as of October 1, 2007 (incorporated by reference to the Company’s Form 8-K filed November 30, 2007).

(e)(2)(H)(ii)	Form of Amendment to Amended and Restated Employment Agreement by and between the Company and Bobby W. Sandage, Jr. effective as of December 19, 2008.

(e)(2)(I)(i)	Form of Retention Agreement by and between the Company and Bobby W. Sandage, Jr. dated April 11, 2008 (incorporated by reference to the Company’s Form 8-K filed April 15, 2008).

(e)(2)(I)(ii)	Form of Amendment to Retention Agreement by and between the Company and Bobby W. Sandage, Jr. dated October 20, 2008.

(e)(3)	Form of Stockholder Tender Agreement (incorporated by reference to the Company’s Form 8-K filed January 6, 2009).

(e)(4)	Form of Confidentiality Agreement by and between the Company and Parent dated September 30, 2008.

Annex A	Opinion of UBS Securities LLC dated January 5, 2009.

Annex B	Information Statement of the Company dated as of January 7, 2009.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

INDEVUS PHARMACEUTICALS, INC.

By:
Name:	Glenn L. Cooper, M.D.
Title:	Chairman and Chief Executive Officer

Dated: January 7, 2009

Annex A

[LETTERHEAD OF UBS SECURITIES LLC]

January 5, 2009

The Board of Directors

Indevus Pharmaceuticals, Inc.

33 Hayden Avenue

Lexington, Massachusetts 02421

Dear Members of the Board:

We understand that Indevus Pharmaceuticals, Inc., a Delaware corporation (“Indevus”), is considering a transaction whereby Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Endo”), will acquire Indevus. Pursuant to the terms of an Agreement and Plan of Merger, draft dated January 5, 2009 (the “Merger Agreement”), among Endo, BTB Purchaser Inc., a Delaware corporation and wholly owned subsidiary of Endo (“Merger Sub”), and Indevus, (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.001 per share, of Indevus (“Indevus Common Stock”) for (a) $4.50 per share in cash (the “Base Consideration”) and (b) separate contingent rights relating to two product candidates of Indevus, Octreotide and Nebido (the “Specified Product Candidates”), to receive additional cash consideration, contingent on the occurrence of specified milestones, in the amount of $1.00 in the case of Octreotide and up to $2.00 in the case of Nebido (collectively, the “Contingent Consideration” and, the Base Consideration and the Contingent Consideration, taken together, the “Consideration”), and (ii) subsequent to the consummation of the Tender Offer, Merger Sub will be merged with and into Indevus (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Indevus Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and Contingent Cash Consideration Agreements, forms of which are attached as exhibits to the Merger Agreement (such agreements, together with the Merger Agreement, the “Agreements”).

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Indevus Common Stock of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to Indevus in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Tender Offer. In the past, UBS and its affiliates have provided services to Indevus unrelated to the proposed Transaction, for which UBS and its affiliates received compensation, including having acted as financial advisor to Indevus in connection with an acquisition transaction. In addition, an affiliate of UBS has entered into an arrangement with Endo pursuant to which Endo is entitled to sell to such affiliate certain auction rate securities and to borrow from UBS a certain portion of the market value of such auction rate securities in advance of such sales. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Indevus and Endo and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Indevus or Indevus’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of Indevus as to whether such stockholder should tender shares of Indevus Common Stock in the Tender Offer or how such stockholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the

The Board of Directors

Indevus Pharmaceuticals, Inc.

January 5, 2009

Agreements or the form of the Transaction or the Consideration. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreements will not differ in any material respect from the drafts that we have reviewed, (ii) the parties to the Agreements will comply with all material terms of the Agreements, and (iii) the Transaction will be consummated in accordance with the terms of the Agreements without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Indevus or the Transaction. We have not been authorized to solicit and have not solicited indications of interest in a transaction with Indevus from other parties in connection with the proposed Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to Indevus; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Indevus that were not publicly available, including financial forecasts and estimates (including forecasts and estimates as to the timing and probability of achieving certain milestones with respect to the Specified Product Candidates) prepared by the management of Indevus that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of the senior management of Indevus concerning the business and financial prospects of Indevus; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of Indevus Common Stock; (vii) reviewed the Agreements; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Indevus, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Indevus as to the future financial performance of Indevus. We have relied, at your direction, without independent verification, upon the assessments of the management of Indevus as to the products and product candidates of Indevus, including the Specified Product Candidates, and the risks associated with such products and product candidates (including, without limitation, the potential impact of drug competition, the timing and probability of successful testing, development and marketing, and of approval by appropriate governmental authorities, of such products and product candidates and, accordingly, the timing and probability of payment of the Contingent Consideration). Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Indevus Common Stock in the Transaction is fair, from a financial point of view, to such holders.

The Board of Directors

Indevus Pharmaceuticals, Inc.

January 5, 2009

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Consideration in the Transaction.

Very truly yours,

/s/ UBS Securities LLC

UBS SECURITIES LLC

Annex B

INDEVUS PHARMACEUTICALS, INC.

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED

IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about January 7, 2009 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.001 per share (the “Shares”), of Indevus Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

The Schedule 14D-9 relates to the tender offer by BTB Purchaser Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., a Delaware Corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated January 7, 2009 (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price per Share of $4.50 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.00 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to NEBIDO ® (in development for hypogonadism) and the octreotide implant (in development for acromegaly and carcinoid syndrome), two of the Company’s primary product candidates.

The contingent cash consideration payments are comprised of (I) up to an aggregate of $2.00 per Share (the “NEBIDO Contingent Cash Consideration Payments”) depending on the receipt of approval from the FDA with respect to the resubmission of the new drug application (“NDA”) for NEBIDO, and (II) $1.00 per Share (the “Octreotide Contingent Cash Consideration Payments” and together with the NEBIDO Contingent Cash Consideration Payments, the “Contingent Cash Consideration Payments”) depending on the receipt of approval from the FDA with respect to the submission of an NDA for octreotide (such aggregate consideration is referred to herein as the “Offer Price“). The Contingent Cash Consideration Payment relating to NEBIDO is payable as follows: (i) $2.00 per share if NEBIDO is approved, within three (3) years of the closing of the tender offer, by the FDA for marketing and sale without a “boxed warning label”, or (ii) two potential payments in the event that NEBIDO is approved by the FDA with a “boxed warning label”, comprised of: (a) $1.00 per share upon such approval, if approval is obtained within three (3) years of the closing of the tender offer, and (b) an additional $1.00 per share following the achievement of a certain sales threshold milestone during the first five (5) years from the date of the first commercial sale of NEBIDO with a “boxed warning label”. The Contingent Cash Consideration Payment relating to octreotide consists of $1.00 per share to be paid in the event that, within four (4) years of the closing of the tender offer, octreotide is first approved by the FDA for marketing and sale for the treatment of either acromegaly or carcinoid syndrome.

The tender offer and related purchase are upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 7, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Company Board. Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of January 5, 2009 (the “Merger Agreement”) by and among the Company, Parent and Purchaser.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of January 5, 2009, 78,187,842 Shares were issued and outstanding.

BACKGROUND INFORMATION

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 5, 2009, by and among the Company, Parent and Purchaser (the “Merger Agreement”). The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent or Purchaser, which will be cancelled and retired and will cease to exist and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the DGCL) will be converted into cash and contingent cash consideration payments equal in form and amount to the Offer Price paid in the Offer (such aggregate consideration is referred to herein as the “Merger Consideration”).

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that, promptly upon the Offer Closing (as defined in the Merger Agreement), Parent shall be entitled to designate such number of directors (the “Designees”), rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Board of Directors, giving effect to the election of any additional directors pursuant to the Merger Agreement and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including shares accepted for payment) bears to the total number of shares outstanding, and the Company shall cause Designees to be elected or appointed to the Board of Directors, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Board of Directors and (B) as requested by Parent, each board of directors of each Subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board of Directors. The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the 1934 Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions necessary to effect the appointment of Designees, including mailing to its stockholders information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require, which, unless Parent otherwise elects, shall be mailed together with the Schedule 14D-9. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

Information with Respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be the Designees. However, the Designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth the name, age, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each Potential Designee. The current business address of each person is 100 Endo Boulevard, Chadds Ford, Pennsylvania 19317 and the telephone number at such principal executive offices is (610) 558-9800. Unless otherwise indicated, each such person is a citizen of the United States of America.

Dave P. Holveck (63) was appointed President, Chief Executive Officer and a Director of Endo in April 2008. Prior to joining Endo, he was President of Johnson & Johnson Development Corporation and Vice President, Corporate Development of Johnson & Johnson. Dave joined J&J following the acquisition of Centocor in 1999, where Dave was CEO. Dave joined Centocor in 1983 and held a variety of executive positions until he became CEO in 1992. Dave is a member of the Board of Trustees for The Fund for West Chester University, the Board of Directors of the Eastern Technology Council and Cleveland Clinic’s Industrial Advisory Board.

Nancy J. Wysenski (51) was appointed Chief Operating Officer on September 6, 2007. Nancy, a 25-year pharmaceutical industry veteran, was most recently the President and CEO of EMD Pharmaceuticals, Inc., the U.S. subsidiary of German-based Merck KGaA for more than seven years. Prior to joining and co-founding EMD, Nancy was the Senior Vice President of Operations at NetGenics, a start-up company specializing in sequencing software for use in drug discovery. Earlier, Nancy held a number of positions of increasing scope and responsibility at Astra Merck, where she rose to Vice President of Sales. During her tenure at Astra Merck, she also served on the company’s operating board. Nancy began her pharmaceutical industry career in 1984 at Merck Human Health as a sales representative following a successful career in nursing.

Ivan Gergel, M.D. (48) was appointed Executive Vice President, Research & Development in April 2008. In this role, he has full responsibility for all of the Company’s R&D activities, including direct supervision of clinical research, pre-clinical R&D, medical affairs, marketed product development support, regulatory affairs, project management and drug safety and surveillance. From July 2005 until joining Endo in 2008, Dr. Gergel was Senior Vice President of Scientific Affairs and President of the Forest Research Institute of Forest Laboratories Inc., managing more than 900 physicians, scientists and staff at the Research Institute. Prior to that, Dr. Gergel served as Vice President and Chief Medical Officer at Forest and Executive Vice President of the Forest Research Institute. He joined Forest in 1998 as Executive Director of Clinical Research following nine years at SmithKline Beecham, and was named Vice President of Clinical Development and Clinical Affairs in 1999. Dr. Gergel received his M.D. from the Royal Free Medical School of the University of London and an M.B.A. from the Wharton School.

Daniel Carbery (48) is Senior Vice President, Operations and Generics for Endo Pharmaceuticals Inc. He has had this position since 2008 and in this position, he is responsible for all supply chain activities for Endo as well as oversees the Company’s Generics business. He also manages all R&D and supply chain-related Quality and Compliance functions as well as oversees the Company’s Facilities department. Prior to joining Endo in 2001 as its Vice President, Operations, Daniel held a wide range of management, consulting, technical, and sales positions of increasing responsibility at Procter & Gamble, Nabisco, KPMG, and Block Drug. He holds a bachelor’s degree in chemical engineering from Princeton University and an M.B.A. in Finance and International Business Concentration from Rutgers, The State University of New Jersey.

Larry Cunningham (51) joined Endo Pharmaceuticals Inc. in May 2008 as Senior Vice President, Human Resources. In this role he leads all aspects of human resources in enabling the development and growth of Endo. Prior to joining Endo, Larry led Johnson & Johnson’s global recruiting and talent acquisition organization since 2007. Larry also has extensive business-based human resources leadership experience. From 2004 to 2007, he was Vice President, Human Resources, for DePuy, Inc., a wholly owned subsidiary of Johnson & Johnson, which he joined following the acquisition of Centocor, where he was Vice President, Human Resources. Prior to joining Centocor, Larry gained extensive domestic and international experience in human resources management and organization development at Rhone-Poulenc Rorer (now Sanofi-Aventis) and Corning Clinical Laboratories (now Quest Diagnostics). Larry holds a B.A. in Labor Studies from the Pennsylvania State University and a Master of Science in Business Administration from Temple University.

Jim Maguire (48) joined Endo in September 2008 as Senior Vice President and Chief Information Officer. In this role, he is responsible for developing and executing an Information Management strategy that will support Endo’s achievement of its long-term growth goals. From 2007 until joining Endo, Jim led the global Information Systems team at Shire Pharmaceuticals. Prior to his role at Shire, Jim served as Chief Information Officer for Centocor/Johnson & Johnson Global Biologics since 1998 where he helped lead the company through a period of tremendous growth. Prior to that, he held a variety of leadership roles across several industries, including pharmaceuticals, chemical and consumer products.

Robert J. Cobuzzi Jr., Ph.D. (44) joined Endo in May 2005 as Senior Director and then Vice President of Scientific Evaluation. He became Acting Head of Corporate Development in April 2008. From 2003 until joining Endo, Robert was Director, Scientific Licensing at Adolor Corporation which he joined in 2001 as Clinical Program Director responsible for the kappa opioid receptor agonist development program. From 1999 to 2001, Robert was in the regulatory affairs group at Centocor/Johnson and Johnson where he was responsible for global regulatory filings of Remicade® for rheumatoid arthritis. Robert joined the cardiovascular clinical team at AstraMerck in 1995 after completing his post-doctoral fellowship in the department of Experimental Therapeutics at Roswell Park Cancer Institute. He holds a Ph.D. in Molecular and Cellular Biochemistry from Loyola University Chicago, and an A.B. in Biochemistry and Art History from Colby College.

Colleen M. Craven (34) is Vice President, Corporate Compliance & Business Practices. In this role, she is responsible for administering and assuring compliance with legal and ethical policies through the development, implementation, and maintenance of the Endo Ethics & Corporate Compliance Program. From 1998 until joining Endo in 2004, Colleen was a consultant with PricewaterhouseCoopers, where she provided health care industry clients with regulatory and compliance consulting services. Prior to PricewaterhouseCoopers, Colleen was part of the National Kidney Foundation Office of Public Policy. Colleen holds a J.D. from The Catholic University of America Columbus School of Law and a B.A. in History and Political Science from Cleveland State University.

Blaine T. Davis (35) is Vice President, Corporate Affairs. In this role, he leads the Company’s Investor Relations, Communications and Alliance Management functions. From 2005 until joining Endo in May 2008, Blaine was Director of Alliance Management within the Corporate & Business Development unit at Bristol-Myers Squibb, where he was responsible for the overall management of the Bristol-Myers Squibb/AstraZeneca collaboration in diabetes. He joined Bristol-Myers Squibb in January 2005 as Director of Investor Relations where he managed the company’s communication with the investment community as well as advised senior management on capital markets dynamics. Prior to 2005, Blaine was a Vice President/Sector Head in the Corporate Advisory Services group at Thomson Financial. Blaine graduated from Middlebury College in Middlebury, Vermont with a BA in Biology and Psychology.

Caroline B. Manogue (40) has served as Executive Vice President, Chief Legal Officer and Secretary since 2004 and was previously Endo’s Senior Vice President, General Counsel and Secretary. Prior to joining Endo in 2000, she was an Associate at the law firm Skadden, Arps, Slate, Meagher & Flom LLP in New York City. At Endo, she is responsible for all aspects of the company’s legal function, including securities law, litigation, intellectual property and commercial law, as well as ensuring compliance with current laws and existing pharmaceutical company guidelines relating to, among other things, clinical, sales and marketing practices. In her capacity as Secretary, she is responsible for corporate governance matters and reports directly to the Board of Directors. She has more than 13 years’ experience in securities and M&A law. Caroline received her J.D. from Fordham Law School and her B.A. cum laude from Middlebury College.

BOARD OF DIRECTORS OF INDEVUS PHARMACEUTICALS, INC.

Directors are elected by the stockholders at each annual meeting or, in the case of a vacancy, are appointed by the directors then in office, to serve until the next annual meeting or until their successors are elected and qualified. The Board of Directors has seven current members. Officers are appointed by and serve at the discretion of the Board. The current members of the Board and the function of each committee of the Board are described below:

NAME	AGE	POSITIONS AND TENURE
Glenn L. Cooper, M.D.	56	Chief Executive Officer and Director since May 1993 and Chairman since January 2000
Andrew Ferrara	69	Director since April 2006, Presiding Director since June 2008
James C. Gale	58	Director since April 2007
Michael E. Hanson	61	Director since December 2004
Stephen C. McCluski	56	Director since June 2003
Cheryl P. Morley	54	Director since June 2003, Presiding Director from December 2004 until June 2008
Malcolm Morville, Ph.D.	63	Director since February 1993

Glenn L. Cooper, M.D. (56) is the Chairman and Chief Executive Officer of Indevus. Dr. Cooper has been Chairman since January 2000, Chief Executive Officer since May 1993, and was President until Thomas F. Farb’s election as President in 2006. Dr. Cooper joined Indevus in May 1993 as President, Chief Executive Officer and a member of the Board of Directors. In January 2000, Dr. Cooper was appointed Chairman of the Board of Directors. From September 1992 to June 1994, Dr. Cooper was also President and Chief Executive Officer of Progenitor, Inc. Prior to joining Progenitor, Dr. Cooper was Executive Vice President and Chief Operating Officer of Sphinx Pharmaceuticals Corporation from August 1990. Prior to Sphinx, Dr. Cooper had been associated with Eli Lilly since 1985, from June 1987 to July 1990 as Director, Clinical Research, Europe, of Lilly Research Center Limited; from October 1986 to May 1987 as International Medical Advisor, International Research Coordination of Lilly Research Laboratories; and from June 1985 to September 1986 as Medical Advisor, Regulatory Affairs, Chemotherapy Division at Lilly Research Laboratories. Dr. Cooper received an M.D. from Tufts University School of Medicine, performed his postdoctoral training in Internal Medicine and Infectious Diseases at the New England Deaconess Hospital and Massachusetts General Hospital and received a B.A. from Harvard College.

Andrew Ferrara (69) has been a Director of Indevus since April 2006 and Presiding Director since June 2008. In 1993, Mr. Ferrara founded Boston Healthcare Associates, a healthcare consulting company where he continues to serve as president. During the thirteen years since the inception of Boston Healthcare Associates, Mr. Ferrara has advised and been involved in the development of a variety of public and private companies. Prior to founding Boston Healthcare Associates, in 1984 Mr. Ferrara co-founded and served as executive vice president at Polygen Corporation, a computer software company focused on the chemical and pharmaceutical research industries. During Mr. Ferrara’s tenure at Polygen, he was responsible for business development, sales and product development and initiated a number of research and licensing agreements with academic institutions and major healthcare corporations in the U.S., Europe and Japan. Prior to co-founding Polygen, Mr. Ferrara spent the first twenty years of his career with Eli Lilly & Company where he held a number of positions in the U.S. and Europe in business areas including sales and sales management, marketing and public relations. During his last four years at Eli Lilly, he held the position of corporate director of new product planning and licensing. Following Eli Lilly and prior to Polygen, Mr. Ferrara served as group vice president of sales and marketing at Collaborative Research, Inc.

James C. Gale (58) has been a Director of Indevus since April 2007. Prior to Indevus’ acquisition of Valera Pharmaceuticals, Mr. Gale was the Chairman of the board of directors of Valera and served as a member of the Valera board since December 2001. Since 1998, Mr. Gale has been managing director of Signet Healthcare

Partners, an affiliate of SMH Capital, Inc., or SMH. From 1998 to January 2008, Mr. Gale was managing director of SMH, an investment management and investment banking company. From 1992 to 1998, Mr. Gale was head of investment banking at Gruntal & Co., L.L.C., a brokerage and investment banking company. Prior to joining Gruntal, Mr. Gale originated and managed private equity investments for the Home Insurance Co., Gruntal’s parent, from 1989 to 1992. Mr. Gale also serves on the board of directors of Paladin Labs, Inc. Mr. Gale also serves on the board of directors of several other private companies.

Michael E. Hanson (61) has been a Director of Indevus since December 2004. Mr. Hanson is a founding partner of Barnard Life Sciences, a health care consulting company founded in 2001. From 2002 to 2006, Mr. Hanson was a member of the board of directors, compensation and audit committees of GlycoGenesis, an oncology-focused company. From 1998-2001, he was a member of the board of directors, compensation and audit committees of MGI Pharma, Inc. Between 1973 and 1997 he was employed in various positions by Eli Lilly and Co., including President of the Internal Medicine Business Unit: Oncology and Cardiovascular Products and a member of the Operations Committee from 1994-1997. Mr. Hanson also serves on the Board of Directors of Z-92 Pharma and Eleos, Inc. Mr. Hanson received his B.S. in Pharmacy from North Dakota State University in 1970 and his M.S. in Hospital Pharmacy Administration from the University of Minnesota in 1973. He also attended the Babson Consortium at Babson College in 1984 and the Advanced Management Program at Harvard Business School in 1989.

Stephen C. McCluski (56) has been a Director of Indevus since June 2003. Mr. McCluski was Senior Vice President and Chief Financial Officer of Bausch and Lomb Incorporated, a manufacturer of health care products for the eye, from 1995 through his retirement in 2007. During 1994, he was corporate controller of Bausch and Lomb and, in 1993, he was President of Outlook Eyewear, a wholly-owned subsidiary of Bausch and Lomb. Mr. McCluski also serves on the Board of Directors of Immunogen, Inc. and Standard Microsystems Corporation. Mr. McCluski received his B.S. in Accounting from Ithaca College in 1974.

Cheryl P. Morley (54) has been a Director of Indevus since June 2003 and was Presiding Director from December 2004 until June 2008. Ms. Morley has been Senior Vice President for Corporate Strategy at Monsanto Company since June 2003, and prior to that served as president of the Animal Agricultural Group at Monsanto Company since 1997. She previously led the marketing and business development efforts for Monsanto’s NutraSweet product and prior to that held a number of positions that involve strategic planning, commercial development and financial analysis at G.D. Searle and Nabisco Brands. Ms. Morley was formerly a Certified Public Accountant with Ernst & Young. She holds a B.S.B.A from the University of Arizona.

Malcolm Morville, Ph.D. (63) has been a Director of Indevus since February 1993. Dr. Morville has been President and Chief Executive Officer and a director of Ariston Pharmaceuticals, Inc., formerly VitaMed, Inc., a biotechnology company, since December 2003. Dr. Morville has also been a director of Phytera, Inc., a biotechnology company, since March 1993. From March 1993 until February 2004, Dr. Morville was President and Chief Executive Officer of Phytera, Inc. From June 1988 through January 1993, Dr. Morville held various positions with ImmuLogic Pharmaceutical Corporation, including Senior Vice President, Allergic Diseases Strategic Business Unit and Senior Vice President, Development and Preclinical Research. From 1970 to June 1988, Dr. Morville held various positions with Pfizer Central Research, including Director, Immunology and Infectious Diseases and Assistant Director, Metabolic Diseases and General Pharmacology. Dr. Morville received his Ph.D. and his B.Sc. in Biochemistry at the University of Manchester Institute of Science and Technology (U.K.).

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors held thirteen meetings during the fiscal year ended September 30, 2008 (“Fiscal 2008”). During fiscal 2008, each incumbent director attended at least 75% of the aggregate number of meetings of the Board of Directors and the committees thereof on which such director serves. All directors are requested to attend each annual meeting of stockholders and all directors attended the 2008 Annual Meeting of Stockholders. The Board has determined that each of its non-employee members is independent within the meaning of The Nasdaq Global Market (“Nasdaq”) listing standards.

COMMUNICATIONS WITH DIRECTORS

The Board of Directors maintains a process for stockholders to communicate with the Board. Stockholders wishing to communicate with the Board or any individual director must mail a communication addressed to the Board or the individual director to the Board of Directors, c/o Indevus Pharmaceuticals, Inc., 33 Hayden Avenue, Lexington, Massachusetts 02421-7966. Any such communication must state the number of shares of our common stock or preferred stock beneficially owned by the stockholder making the communication. All of such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

BOARD COMMITTEES

Audit and Finance

The Audit and Finance Committee consists of Mr. McCluski, the Chairman of the Committee, Mr. Gale, Mr. Hanson and Ms. Morley. The Board of Directors has determined that Mr. McCluski, Ms. Morley and Mr. Gale are audit committee financial experts, as defined by the SEC’s rules, and that the members of the Audit and Finance Committee are “independent” as defined by the current listing standards of Nasdaq. The Audit and Finance Committee met six times during Fiscal 2008.

The Audit and Finance Committee assists the Board by overseeing the performance of the independent registered public accounting firm and the quality and integrity of our internal accounting, auditing and financial reporting practices. The Audit and Finance Committee’s other primary duties and responsibilities are to: (1) serve as an independent and objective party to monitor our financial reporting process and internal control system; (2) be directly responsible for the selection of our independent registered public accounting firm and their compensation; (3) review and appraise the audit efforts of our independent registered public accounting firm; and (4) provide an open avenue of communication among the independent registered public accounting firm, our financial and senior management and the Board of Directors. The Audit and Finance Committee also pre-approves all audit services and permitted non-audit services performed or proposed to be undertaken by the auditors and meets quarterly with representatives of management and our independent auditors to review financial statements prior to release of quarterly financial results. The Board has adopted a written charter for the Audit and Finance Committee which may be accessed and reviewed through our website: http://www.indevus.com.

Compensation

The Compensation Committee consists of Mr. Hanson, the Chairman of the Committee, Dr. Morville and Mr. Ferrara. The Compensation Committee met five times during Fiscal 2008. The Board has determined that the members of the Compensation Committee are “independent” as defined by the current listing standards of Nasdaq.

The Compensation Committee reviews and determines the compensation of all our executive officers. The Compensation Committee’s other primary duties and responsibilities are to: (1) review general policy matters relating to compensation and benefits of our employees; (2) administer our stock option and other employee compensation plans; and (3) consult with management on matters concerning compensation and make recommendations to the Board of Directors on compensation matters where approval of the Board of Directors is required. The Board has adopted a written charter for the Compensation Committee which may be accessed and reviewed through our website: http://www.indevus.com.

Nominating and Governance

The Nominating and Governance Committee consists of Ms. Morley, the Chairperson of the Committee, Dr. Morville and Mr. Ferrara. The Board has determined that the members of the Nominating and Governance Committee are “independent” as defined by the current listing standards of Nasdaq. The Nominating and Governance Committee met four times during Fiscal 2008.

The Nominating and Governance Committee develops and maintains criteria and procedures for the identification and recruitment of candidates for election to serve as our directors, recommends director nominees to the Board, and as appropriate, to our stockholders. The Nominating and Governance Committee’s other primary duties and responsibilities are to: (1) review and reassess the adequacy of our corporate governance guidelines and recommend any proposed changes to the Board for approval; (2) study and review with the Board the overall effectiveness of the Board and its committees and establish director orientation guidelines; (3) review and recommend to the Board from time to time the creation of new Board committees, the directors to be selected for membership on the Board committees, and the responsibilities, organization and membership of existing Board committees; (4) review and report to the Board on management succession planning; (5) oversee jointly with the Compensation Committee the annual Chief Executive Officer evaluation process and report the results of the evaluation to the Board and its Compensation Committee; and (6) review with management any proposed major organizational changes. The Board has adopted a written charter for the Nominating and Governance Committee which is included as Appendix D to our Definitive Proxy Statement filed with the SEC on January 28, 2005, and may be accessed and reviewed through our website: http://www.indevus.com.

The Nominating and Governance Committee and the Board will consider director candidates recommended by stockholders. The Nominating and Governance Committee and the Board do not have a written policy for how they will consider such recommendations due to the limited number of such recommendations to date, the need to evaluate such recommendations on a case-by-case basis, and the expectation that recommendations from stockholders would be considered generally in the same manner as recommendations by our directors or officers.

The Nominating and Governance Committee and the Board have not established minimum qualifications that must be met by a Board-recommended nominee. However, the directors do:

•	consider whether a current Board member wishes to be re-elected;

•

determine if a new nominee is needed and the skills and experience desired in a new director, such as marketing or sales experience, financial expertise, business experience, technological knowledge, business development expertise or community involvement;

•	identify potential nominees who have such skills and experience;

•	determine whether the potential nominees are our stockholders;

•	develop a consensus of the directors with respect to which potential nominee would be best suited for the position;

•	investigate the potential nominee’s background and develop personal knowledge about the candidate; and

•	determine whether the candidate is interested.

A stockholder who wishes to make a recommendation for consideration by the Nominating and Governance Committee must submit a written recommendation to us at Indevus Pharmaceuticals, Inc., 33 Hayden Avenue, Lexington, Massachusetts 02421-7966, Telephone: (781) 861-8444, Attention: Nominating and Governance Committee. Each such written recommendation must state the name, age, business or residence address of the candidate, the principal occupation or employment of the candidate, the number of shares of our common stock and preferred stock owned either beneficially or of record by each such candidate, if any, and the length of time such shares have been so owned. Written recommendations received by September 30 will be considered for the next annual meeting of stockholders held thereafter, while recommendations received after such date will be considered for the annual meeting following the next annual meeting held thereafter unless the Board, in its sole discretion, decides otherwise.

COMPENSATION COMMITTEE REPORT(1)

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed that Analysis with management. Based on its review and discussions with management, the committee recommended to the Board of Directors of Indevus Pharmaceuticals, Inc. (the “Company”) that the Compensation Discussion and Analysis be included in this Information Statement. This report is provided by the following independent directors, who comprise the committee:

Michael E. Hanson, (Chairman)

Malcolm Morville, Ph.D.

Andrew Ferrara

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During Fiscal 2008, the members of the Compensation Committee were: Mr. Hanson, its Chairman, Dr. Morville, Mr. Ferrara and David Sharrock (a former Director who retired from the Board in October 2007). In Fiscal 2008, none of the members of the Compensation Committee was an officer or employee of ours or any of our subsidiaries.

(1)	Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Information Statement, in whole or in part, the Compensation Committee Report shall not be incorporated by reference into any such filings.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Set forth below is certain information concerning non-director employees who currently serve as executive officers.

Noah D. Beerman is our Executive Vice President and Chief Business Officer, a position he has held since September 2004. Mr. Beerman joined us in June 1997 as Director of Business Development and subsequently was appointed Executive Director in June 1998, Vice President in January 2000, and Senior Vice President in August 2000. Prior to joining us, Mr. Beerman was Vice President in charge of healthcare at Technology Management and Funding (“TMF”), a venture firm, from June 1995 to June 1997, where he developed and executed commercialization and business development strategies for TMF’s biotechnology portfolio. He previously served in a variety of business development and scientific capacities at Creative BioMolecules from January 1994 to June 1995, Sandoz AG from January 1988 to December 1993, and Repligen from June 1984 to December 1987. Mr. Beerman received an M.B.A. from Northeastern University’s High Technology Program and a B.S. in molecular genetics from the University of Rochester.

Mark S. Butler is our Executive Vice President, Chief Administrative Officer and General Counsel, a position he has held since December 1995. Mr. Butler joined us in December 1993 as Senior Vice President, Chief Administrative Officer and General Counsel. Prior to joining us, Mr. Butler was associated with the Warner-Lambert Company since 1979, serving as Vice President, Associate General Counsel since 1990, as Associate General Counsel from 1987 to 1990, Assistant General Counsel from 1985 to 1987 and in various other legal positions from 1979 to 1985. From 1975 to 1979, Mr. Butler was an attorney with the law firm of Shearman & Sterling. Mr. Butler received an Advanced Professional Certificate in Finance from the New York University School of Business, a J.D. from Fordham Law School and a B.A. from Holy Cross College.

Michael W. Rogers is our Executive Vice President, Chief Financial Officer and Treasurer, a position he has held since joining us in February 1999. From February 1998 to December 1998, Mr. Rogers was Executive Vice President and Chief Financial and Corporate Development Officer at Advanced Health Corporation, a publicly-traded healthcare information technology company. From July 1995 to November 1997, he was Vice President, Chief Financial Officer and Treasurer of AutoImmune, Inc., a publicly-traded biopharmaceutical company. From July 1994 to July 1995, Mr. Rogers was Vice President, Investment Banking at Lehman Brothers, Inc. From 1990 to 1994, he served in the Investment Banking Division of PaineWebber, Inc., most recently as Vice President. Mr. Rogers received an M.B.A. from the Darden School at the University of Virginia and a B.A. from Union College.

Bobby W. Sandage, Jr., Ph.D. is our Executive Vice President, Research and Development and Chief Scientific Officer, a position he has held since December 1995. Dr. Sandage joined us in November 1991 as Vice President-Medical and Scientific Affairs and was appointed Vice President, Research and Development in February 1992 and, Senior Vice President, Research and Development in February 1994. From February 1989 to November 1991, Dr. Sandage was Associate Director, Project Management for the Cardiovascular Research and Development division of DuPont Merck Pharmaceutical Company. From May 1985 to February 1989 he was affiliated with the Medical Department of DuPont Critical Care, most recently as associate medical director, medical development. Dr. Sandage is an adjunct professor in the Department of Pharmacology at the Massachusetts College of Pharmacy. Dr. Sandage received a Ph.D. in Clinical Pharmacy from Purdue University and a B.S. in Pharmacy from the University of Arkansas.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

The goal of our executive compensation policy is to ensure that an appropriate relationship exists between executive compensation and the creation of stockholder value, while at the same time attracting, motivating and retaining qualified executive officers.

The objectives of our Executive Officer compensation programs are as follows:

•	To maintain a cohesive compensation philosophy with the flexibility to track and react to our competitive marketplace.

•	To align executive compensation with company objectives and financial performance to further our short- and long-term strategic goals.

•	To align executive short and long-term incentive compensation with increasing shareholder value.

•	To attract and retain highly qualified individuals in critical positions with the company by striving to be a highly–regarded employer with respect to total compensation and career opportunities.

During our fiscal year ended September 30, 2007 (“Fiscal 2007”), the Compensation Committee engaged in an extensive review and analysis of our overall executive compensation. As part of this analysis, which included input from our Chief Executive Officer, or CEO, Chief Financial Officer and independent consultants, the Compensation Committee:

•

assessed our overall executive compensation, both on an individual executive and company-wide basis, including a review of our employment agreements with our Executive Officers and an analysis of the value of stock options and other equity awards held by our executives;

•

considered the ongoing transition and growth of our business and operations, which accelerated upon our April 2007 acquisition of Valera Pharmaceuticals, Inc., from primarily development activities to a more integrated commercial enterprise with manufacturing and sales and marketing operations;

•

developed an appropriate peer group that reflected our expanded operations to serve as a benchmark for competitive compensation data and supplemented that data with survey data from the 2007 Radford Global Life Science Survey reflecting biotechnology companies with 150-499 employees, as compiled by Radford Surveys + Consulting, a business unit of Aon, or Radford, a nationally recognized executive compensation consulting firm;

•	evaluated and established the positioning of our Executive Officers on an overall and individual executive basis, and by compensation element, compared to the peer group data;

•

evaluated the desirability of amending or entering into new employment agreements after an analysis of competitive agreements and of the financial and tax implications of certain provisions and determined to enter into new employment agreements with each Executive Officer;

•

developed a compensation philosophy that continues to include competitive base salaries and a focus on performance-based short and long-term incentives that encourage achievement of corporate goals and individual objectives determined to be integral to our long-term success and increasing stockholder value;

•	determined to provide our Executive Officers a mix of compensation elements consisting of:

•	a competitive annual base salary,

•	short-term incentive compensation in the form of annual bonuses that are awarded if specified company and individual goals are achieved, and

•	long-term equity-based incentive compensation;

•	evaluated the weighting of compensation elements and evaluated the appropriate components of the mix, weighting, and value of long-term equity-based incentive compensation awards.

The Compensation Committee and Chief Executive Officer, or CEO, believe in taking a competitive position in executive pay and have consistently demonstrated that over the years by providing the CEO and other Named Executive Officers with a multiple element compensation program, including base salary, potential annual bonuses as well as long-term incentive awards. Each of our Named Executive Officers have historically received a competitive base salary plus the opportunity to participate in annual bonus plans with an increasingly substantial portion of their compensation based on performance-based incentives tied to the achievement of corporate goals.

We also believe that our existing compensation programs have been effective in meeting our goals of attracting, retaining and motivating key talent, which has helped validate the mix between short- and long-term compensation and the mix between at-risk and fixed compensation. We regularly reassess and review our programs for areas of potential improvement, and educate our Board members on executive compensation matters. In addition, we focus not just on what is paid, but on the process for decision-making to ensure it has appropriate input from independent advisors and Board members, with the appropriate checks in place to ensure integrity in the process.

We will use the term “Executive Officers” when referring to all of our executive officers, and we will use the term “Named Executive Officers” when referring to our existing Executive Officers named in the Summary Compensation Table on page 24 of this Information Statement. The discussion that follows generally reflects the review and analysis conducted by the Compensation Committee during Fiscal 2007 and 2008 and our current compensation practices and philosophy, although in some cases we refer to past practices.

Compensation Elements and Targeted Market Levels of Compensation

Our philosophy provides that Executive Officer compensation can be above or below the identified compensation target for each pay element depending on a number of factors including retention considerations, individual and company performance, relative value of the position within the company as compared to peer companies, and internal equity considerations.

We provide the following key elements of compensation:

•

Base salaries are targeted at the median of the market for comparable positions at comparable companies, but can exceed the median over time based on performance and experience. Base salaries can also be set below the median for employees new to the role and above the median for employees with extensive experience.

•

Annual performance bonuses are generally targeted to allow total cash compensation to be between the 50th and 75th percentile for comparable positions at comparable companies. Awarding of annual bonuses have historically been based upon the achievement of corporate performance goals that are set forth in annual bonus plans approved by the Compensation Committee and the full Board. In Fiscal 2008 the annual bonus for the CEO and for the other Named Executive Officers included a discretionary component based on an assessment of individual performance.

•

Long-term incentive awards are generally targeted at or above the median of the market to provide comparable compensation with similar positions at comparable companies if our stock price performs well. These awards have historically included stock options, restricted stock awards and performance based stock awards.

We allocate our compensation between short- and long-term compensation with significant emphasis on long-term incentives due to our stage of growth and desire to focus on long-term results. Fiscal 2008 compensation figures are indicative of this allocation and emphasis. For Fiscal 2008, the CEO’s total compensation was mainly comprised of approximately 54% base salary, 24% bonus (in the form of non-equity incentive plan compensation) and 19% long term compensation (in the form of restricted and performance stock awards). For Fiscal 2008, the other Named Executive Officers’ (except for Mr. Farb whose employment was terminated in July 2008) total compensation was mainly comprised, on average, of 64% base salary, 25% bonus (in the form of non-equity incentive plan compensation) and 10% long-term compensation (in the form of restricted and performance stock awards).

Fiscal 2007 compensation figures are not indicative of the desired allocation and emphasis due to a change in annual review procedures. In years prior to Fiscal 2007, salary and bonus reviews generally occurred at the end of our Fiscal year, while long-term equity-based incentive compensation awards were generally granted around the time of our annual meeting of stockholders when directors also received annual equity grants. During Fiscal 2006, the Compensation Committee determined to consolidate into a Fiscal year-end annual review the evaluation of executive compensation. This change resulted in an 18-month period between the annual review performed in March 2006 and the award to our executives of equity-based compensation as part of the Fiscal 2007 year-end review occurring in October 2007. As such, with the exception of Thomas Farb, our former President and Chief Operating Officer who joined the company in October 2006, we did not grant any long-term compensation to the Named Executive Officers in Fiscal 2007 and the annual compensation package of the Named Executive Officers for Fiscal 2007 was mainly comprised of base salary and bonus. For Fiscal 2007, the CEO’s total compensation was mainly comprised of approximately 64% base salary and 34% bonus (in the form of non-equity incentive plan compensation). The other Named Executive Officers’ total compensation was mainly comprised, on average (excluding the long-term compensation awards granted to Mr. Farb upon his hiring), of 66% base salary and 30% bonus (in the form of non-equity incentive plan compensation).

There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Committee reviews information from relevant peer companies, the value of equity-based compensation then held by our executives and such other information as it considers appropriate, to determine the appropriate level and mix of incentive compensation. The CEO’s and other Named Executive Officers’ salary, bonus and other compensation can be found in the Summary Compensation Table contained in this Information Statement.

Stock Ownership

While we do not have a pre-established policy that requires stock ownership by our directors and Executive Officers, we do encourage our directors and Executive Officers to own and retain our common stock. We encourage stock ownership to align the interests of our directors and Executive Officers with those of our stockholders by ensuring that our directors and Executive Officers have a significant financial stake in our success.

Compensation Benchmarking

As part of establishing the total compensation package for Executive Officers, the Compensation Committee reviews compensation packages for comparable positions at comparable companies and also takes into account the general economics of the marketplace as well as our financial position and performance. The Compensation Committee has also historically engaged an independent consulting firm to assist with assessing and establishing the compensation packages.

During Fiscal 2007, the Compensation Committee engaged Radford to assist with establishing Executive Officer compensation for Fiscal 2008. This assessment included review and recommendations pertaining to our compensation philosophy, the appropriate peer group and peer group comparisons, as well as salary, bonus, long- term and other compensation and incentives. The assessment also included a review of the employment contracts for the Named Executive Officers. As part of this assessment, Radford prepared and presented a report to the Compensation Committee summarizing the competitive data and comparisons of our CEO and Executive Officers to the comparable competitive market data utilizing publicly available data from the comparable companies and broad survey data (reflecting companies of similar size in the pharmaceutical/biotech industry). The peer companies utilized in the report included Alkermes, Inc., Arena Pharmaceuticals, Inc., Auxilium Pharmaceuticals, Inc., BioMarin Pharmaceutical Inc., Cubist Pharmaceuticals, Inc., CV Therapeutics, Inc., Durect Corp., Enzon Pharmaceuticals, Inc., InterMune, Inc., Lifecell Corp., Ligand Pharmaceuticals, Inc., Nektar Therapeutics, Neurocrine Biosciences, Inc., Noven Pharmaceuticals, Inc., Pharmion Corp., Salix Pharmaceuticals LTD, Santarus, Inc., Sciele Pharmaceuticals, Inc., Tanox, Inc., The Medicines Company, United Therapeutics Corp. and Vertex Pharmaceuticals, Inc.

The report revealed the following with respect to Fiscal 2007 compensation, as compared to the benchmarking and other data prepared and reviewed at the end of Fiscal 2007:

(i) the CEO’s base salary was slightly below the 50th percentile, his combined base salary and actual bonus was slightly below the 50th percentile, and his long-term incentive compensation approximated the 50th percentile.

(ii) the other Named Executive Officers (excluding the CEO) were paid base salaries at approximately the 75th percentile (except our Chief Scientific Officer who was slightly below the 50th percentile, and the Chief Business Officer who was slightly above the 50th percentile), their combined base salaries and actual bonuses were between the 50th and 75th percentiles (except our Chief Scientific Officer and Chief Business Officer who were slightly below the 50th percentile) and long-term incentive compensation was between the 50th and 75th percentiles.

Similar to the process conducted in establishing executive compensation for Fiscal 2008, as part of establishing the total compensation package for Executive Officers in future periods, the Compensation Committee expects to review compensation packages for comparable positions at comparable companies and take into account the general economics of the marketplace as well as our financial position and performance. The Compensation Committee may also continue to engage an independent consulting firm to assist with assessing and establishing the compensation packages. Such independent consulting firm would typically recommend a list of comparable companies for Executive Officer compensation comparisons primarily based on industry, financial profile and stage of development. Once the peer companies are selected, we will compare our compensation to our peer companies on the basis of those as well as other relevant factors. Any such comparable companies, including those used for Fiscal 2008 compensation as set forth above, will be reviewed periodically and may change depending on changes in the marketplace, acquisitions, divestitures and business focus of ours or comparable companies.

Compensation Elements and Process

Annual Base Salary

Base salaries are included as part of our compensation package to provide a competitive compensation package consistent with comparable company and industry practices. We target starting base salaries at about the median of the marketplace for the following reasons:

•

We have a compensation philosophy which historically provided an opportunity for significant additional incentive pay in the form of bonuses based upon achievement of common corporate goals. In Fiscal 2008 the annual bonus pool for the CEO and other Named Executive Officers included a discretionary component based on individual performance.

•	Median targeted base salaries in conjunction with median target bonus opportunities ensure that we are competitive in paying for the value of the position, yet still allow us to emphasize performance.

In certain circumstances, starting base salaries higher than the median are offered for positions that require more complex work, have critical value to us, are in high demand in the marketplace and have fewer qualified candidates, or in situations where candidates enter the position with extraordinary relevant experience. Higher base salaries may also be paid over time to reflect superior individual performance.

Base salaries are considered for increases annually. Base salary recommendations, if any, are initially provided by the CEO to the Compensation Committee at or prior to the beginning of a fiscal year. The Compensation Committee then conducts a review and makes its base salary recommendations for the CEO and other Executive Officers to the Board of Directors. Salary increases are determined taking into account a variety of factors, including:

•	Our compensation philosophy and objectives.

•	The CEO’s and other Named Executive Officers’ individual performance generally.

•

The CEO’s total cash compensation as compared to the second highest paid Executive Officer and our lowest paid employee to determine whether the CEO’s relative cash compensation is fair and reasonable in the context of internal equity.

•	Retention considerations.

•	The CEO and Executive Officer’s potential future contributions to our success.

•	Competitive analyses prepared by Radford on CEO and executive officer compensation at comparable companies.

Annual Performance Bonus Awards

As part of our compensation philosophy, we provide for an annual cash performance bonus under our written CEO Bonus Plan and EVP’s Bonus Plan, each of which is adopted and filed with the SEC on an annual basis for each fiscal year. We target annual cash bonuses that allow total cash compensation to exceed the median of the marketplace depending upon company performance and, more recently, individual performance for the following reasons:

•	To encourage specific short-term senior Executive Officer behaviors that create and protect shareholder value.

•	To focus senior Executive Officers on important short-term business objectives that are expected to have a positive long-term impact on our success.

•	To provide competitive cash compensation packages if goals are met or exceeded.

The cash bonus program is designed to reward the accomplishment of specific goals during the year. Each senior Executive Officer has a target total bonus as a percentage of base salary as follows:

Executive Level	2008 Target Percentage (as a percent of base salary)
CEO	65%
Executive Vice Presidents	50%

The target bonus percentages are designed to provide similar bonus opportunities to our senior Executive Officers as the target bonus opportunity for executives at comparable companies. The annual performance bonus goals change year-to-year, but generally are focused on company performance with a more recent individual discretionary component. The annual performance bonus program has and continues to be a cash based program; however, commencing with the bonus plans for our fiscal year ended September 30, 2009 (“Fiscal 2009”) discussed below, the executives will have the option under certain limited circumstances of electing to receive common stock in lieu of cash.

Company goals are proposed by the CEO and the Compensation Committee and subsequently reviewed, modified if necessary, and approved by the Compensation Committee and the full Board. The CEO discusses the performance of the Company with other directors on a regular basis throughout the Fiscal year. The CEO meets with the Compensation Committee prior to the end of the Fiscal year and again following the Fiscal year end to discuss which company goals were met. The Compensation Committee makes the final determination as to which company goals were met and the resulting bonus level that was achieved.

With respect to the CEO bonus, the evaluation by the Compensation Committee is based in part on a review conducted by the Nominating and Governance Committee (the “N&G Committee”). The review of the N&G Committee includes a review of the discretionary component of the CEO’s bonus. The N&G Committee provides the initial review of the CEO’s performance and such review includes a self-assessment provided by the CEO and qualitative input on the CEO’s performance solicited from all directors. The N&G Committee reports the results of its initial review of the CEO to the Compensation Committee. The Compensation Committee then considers this input and input from external sources for use in connection with the CEO’s performance evaluation. The Compensation Committee then makes a recommendation to the independent directors for the discretionary portion of the CEO’s bonus.

For the other Named Executive Officers, the CEO quantitatively evaluates the other Named Executive Officers performance against the company goals set forth in the applicable senior executive bonus plan and recommends the bonuses and allocations for the fiscal year to the Compensation Committee. The Compensation Committee then reviews and makes a recommendation to the full Board regarding the annual performance bonus amounts for the Named Executive Officers. The discretionary component of the other senior Executive Officers’ bonus is based upon a subjective assessment of each officer by the CEO, with the amount of the discretionary bonus to be approved by the Compensation Committee.

In establishing the bonus plans for Fiscal 2008, the Compensation Committee determined to raise the percentage of base salary available under the bonus pool, or total target bonus, for the CEO for Fiscal 2008 to sixty-five percent (65%) from sixty percent (60%) in Fiscal 2007 and also determined to include a discretionary portion of the bonus for the Executive Officers to comprise up to thirty percent (30%) of the total target bonus. The following table summarizes the weighting of goals between company and individual goals for the CEO and other senior Executive Officers for Fiscal 2008:

Executive Level	Portion of 2008 Total Bonus Tied to Company Performance	Portion of 2008 Total Bonus Tied to Individual Performance
CEO	70%	30%
Other Senior Executive Officers	70%	30%

The weighting of goals is agreed upon by the Compensation Committee and specified in the bonus plan. Company goals are selected and designed to promote the creation and protection of value for stockholders and to motivate high performance at the company level. Individual goals are selected and designed to focus Executive Officers on individual behaviors that support our overall performance and success.

For Fiscal 2008, the company performance goals under the bonus plans reflected the transition of our operations to greater emphasis on marketed products and consisted of the following:

•	Achievement of certain sales levels pertaining to VANTAS® and SUPPRELIN® LA;

•	Obtaining FDA approval of NEBIDO® and initiation of the Phase III trial of the octreotide implant;

•	In-licensing and acquiring new products;

•	Out-licensing of ALKS 27, VANTAS for Europe and one non-core product; and

•	Maintaining certain levels of cash.

We achieved 67.5% of the company goals in Fiscal 2008, 85% of our company goals in Fiscal 2007 and 50% of our company goals in Fiscal 2006.

In September 2008, the Compensation Committee established the bonus plans for Fiscal 2009. For Fiscal 2009, the company performance goals under the bonus plans consist of the following:

•	Achievement of certain sales levels pertaining to VANTAS®, SUPPRELIN® LA and VALSTAR™;

•	Obtaining FDA approval of NEBIDO®;

•	Completion of enrollment and certain treatment periods with respect to a Phase III trial of the octreotide implant;

•	In-licensing and acquiring new products;

•	Out-licensing of the octreotide implant and one non-core product outside of the United States; and

•	Maintaining certain levels of cash.

The company and individual goals are set with a reasonable level of difficulty that requires that we and the Executive Officers perform at a high level in order to meet the goals and the likelihood of attaining these goals is not assured.

The statements above are provided herein in the limited context of the annual performance bonus plans. These statements should not be interpreted as statements of our expectations or any other guidance and should not be relied upon by investors or analysts in establishing future performance metrics. We specifically caution investors not to apply these statements to other contexts.

Long-Term Incentive Compensation

Commencing in Fiscal 2006, the Compensation Committee has expressed a philosophy regarding long-term incentive compensation whereby a combination of restricted shares and performance shares be awarded to our Executive Officers. Historically, the Compensation Committee mainly used stock options as the form of long-term incentive compensation. We will continue to review our current approach to long-term incentives taking into account the financial statement impact of different long-term incentive instruments, tax considerations, the amount of unexercised options outstanding, executive retention, market competitiveness and our overall compensation strategy and philosophy.

Executive Officers are eligible to receive equity awards under our equity plans to tie a significant portion of the Executive Officers’ compensation directly to our performance. Long-term incentive compensation also allows our Executive Officers to share in total shareholder return.

Long–term incentive compensation serves the following objectives:

•	To focus Executive Officers on multi-year results.

•	To provide Executive Officers a financial interest in the value of our common stock and focus them on long-term objectives.

•	To align Executive Officer interests with stockholder interests and to create motivation to increase stockholder value.

•	To provide Executive Officers with a compensation package that is competitive with comparable companies.

•

To retain Executive Officers over the long-term through the use of vesting (typically, awards vest in installments over three or four-year periods for options and restricted stock while performance awards vest entirely after a three-year period if the relevant performance targets are achieved).

The number of awards granted to the Executive Officers is based on various subjective factors including corporate performance, responsibilities of the individual officers, their expected future contributions and the amount, vesting, expiration and price of prior grants. All grants are made at a level intended to be competitive within a group of comparable companies.

Other Benefits and Perquisites

We generally provide our Executives Officers with the same benefits as all of our employees, including payments for long-term disability, short-term disability, health and dental insurance coverages and 401K contributions. In addition, pursuant to their employment agreement, we also provide each Named Executive Officer with a $1,000,000 life insurance policy payable to the beneficiary of their choice. We do not provide any other perquisites to our Executive Officers.

Employment and Other Agreements with Named Executive Officers

We have entered into employment agreements with all of our Named Executive Officers, forms of which can be viewed in our SEC filings. The primary objectives of providing Named Executive Officers with these employment agreements are to provide competitive executive security arrangements, to assist us in attracting and retaining top executive talent, and to balance the need for a Named Executive Officer’s personal financial security with the need to act in the best interest of our stockholders in a situation involving a potential change of control of the company. In Fiscal 2007, the Compensation Committee conducted an extensive review of competitive data provided by Radford, as well as potential costs to us of the employment agreements under various potential termination scenarios. Based on this review and the analysis of the Compensation Committee, the CEO and other Named Executive Officers executed Amended and Restated Employment Agreements with us effective as of October 1, 2007 which contained this limitation as well as certain other changes including increasing the term of the agreements from one year to three years for the CEO and the other Named Executive Officers. In December 2009, the termination and severance provisions of these employment agreements were all amended in an effort to comply with §409A of the Internal Revenue Code of 1986.

During Fiscal 2008, we entered into an executive retirement agreement and related amendment thereto with Glenn L. Cooper, M.D., our Chief Executive Officer and Chairman of our Board of Directors (as amended, the “Retirement Agreement”), copies of which can be viewed in our SEC filings. Pursuant to the Retirement Agreement, Dr. Cooper agreed to serve as our Chief Executive Officer and Chairman until a future date to be mutually agreed upon between us and Dr. Cooper. At such agreed upon time, he will retire as Chief Executive Officer and Chairman and become an advisor to us for twelve (12) months thereafter.

In connection with the planned retirement of Dr. Cooper, in Fiscal 2008 we also entered into retention agreements with (i) Noah D. Beerman, our Chief Business Officer, (ii) Michael W. Rogers, our Chief Financial Officer and (iii) Bobby W. Sandage, Jr., our Chief Scientific Officer (the “Retention Agreements”). The Retention Agreements are designed to ensure continuity in our business operations during the transition period with respect to a replacement Chief Executive Officer. Pursuant to the Retention Agreements, each of the executives has agreed to continue to serve as an executive officer and employee of ours under their respective employment agreements until at least September 30, 2009.

Further detail on the terms of the employment and other agreements and the value of the employment agreements under various termination scenarios can be found in the section of this Information Statement entitled “Termination of Employment and Change-in-Control Agreements”.

Role of Our Management in the Compensation Determination Process

While the CEO does make initial salary recommendations, our Executive Officers play a limited role in the determination of salary. The Executive Officers coordinate with Radford and other compensation consultants we may engage from time to time. They also provide input regarding the goals in the Senior Executive Bonus Plan. During Fiscal 2008, the CEO received input from the Named Executive Officers regarding the performance goals in the Senior Executive Bonus Plan. The process was, as follows:

•	The CEO presents senior Executive Officer performance to the Compensation Committee and makes recommendations relating to senior Executive Officer compensation.

•	The CEO along with input from the Named Executive Officers develops proposed company goals for review by the Compensation Committee and approval by the Board.

Role of the Compensation Consultant

For Fiscal 2008, the Compensation Committee retained Radford as its compensation consultant. Radford served as an independent advisor to the Compensation Committee on topics primarily related to Board and executive compensation. Radford was selected in 2005 by the Compensation Committee, reported to the Compensation Committee, took direction from the Compensation Committee, and did not provide any services to us other than the services provided at the request of the Compensation Committee.

Radford’s general responsibilities to the Compensation Committee include working with management to acquire company data necessary to complete work requested by the Compensation Committee, working with the Compensation Committee to help it understand compensation concepts, issues and the changing requirements of regulatory authorities, and assisting the Compensation Committee with reviews of management proposals relating to changes in compensation and related programs.

Specific Radford activities completed for the Compensation Committee in 2008 included the following:

•	Provided the Compensation Committee with a recommended updated list of comparable companies based on the criteria described above.

•

Provided the Compensation Committee with a competitive assessment of compensation for Executive Officers using Radford’s recommended (and Compensation Committee approved) comparable company compensation data, and size- and industry-appropriate broad survey data.

•	Prepared a dilution analysis of overall company equity use compared to overall equity use by comparable companies.

•	Provided the Compensation Committee with a proposal relating to the restricted and performance stock awards issued to the Named Executive Officer.

•	Provided the Compensation Committee with a detailed analysis of the employment contracts of the Named Executive Officers, including termination, severance, change in control and parachute payments.

•	Prepared a financial performance analysis comparing our financial performance to the comparable companies.

•

Provided the Compensation Committee with a competitive assessment of compensation for members of the Board of Directors by comparing our director compensation programs to director compensation programs at comparable companies.

•	Prepared a retention analysis determining the aggregate level of wealth created and the proportion of unvested equity value compared to total equity value resulting from historical awards.

•	Assisted us with preparation of this compensation discussion and analysis and related compensation tables.

•	Attended several Compensation Committee meetings and executive sessions as requested by the Compensation Committee.

•	Provided the Compensation Committee with market-based compensation recommendations.

Compensation Determinations

Salary

With respect to Fiscal 2007, in September 2006, the Compensation Committee made its base salary recommendations for the CEO and other Named Executive Officers to the Board of Directors, based on the CEO’s suggestion that such salaries be increased by only the same amount as the rest of our employees. After discussion and requested adjustments, the directors approved a salary increase of 5.5% effective as of January 1, 2007 for all of the Named Executive Officers, including the CEO. This 5.5% was the increase being implemented for all of our employees. After giving effect to this increase, the CEO’s base salary for Fiscal 2007 was approximately $503,235. The Compensation Committee continues to maintain the CEO’s base salary below the median of the market due to the CEO’s desire to demonstrate leadership in keeping CEO pay reasonable and consistent with other Executive Officers. For Fiscal 2007, the CEO’s base salary was slightly below the 50th percentile as compared to market data.

At the CEO’s election, the CEO’s salary for Fiscal 2008 remained at approximately $503,235 even though the Compensation Committee had determined he was eligible for a salary increase following its salary review. In addition, for Fiscal 2008 the salaries for the Named Executive Officers (other than the Chief Scientific Officer and the Chief Business Officer) were not increased. For Fiscal 2008, the annual base salaries for the Chief Scientific Officer and the Chief Business Officer increased to $375,000 and $355,000 respectively, to ensure competitive alignment with their peers at comparable companies based on the Radford analysis indicating that the prior salaries of these executives were below the desired percentile.

With respect to Fiscal 2009, the Compensation Committee elected not to increase the salaries for the CEO and Named Executive Officers.

Bonus

A significant portion of the CEO’s and other Named Executive Officers’ compensation is paid only upon achieving specific results, which are set forth in our bonus plans as targets or goals. The Fiscal Year 2008 CEO Bonus Plan and the Fiscal Year 2008 Senior Executive Bonus Plan contain identical company performance goals. For Fiscal 2008, the Board determined, upon recommendation from the Compensation Committee and input from the CEO, that 67.5% of the pre-determined company goals set forth in the Fiscal Year 2008 CEO Bonus Plan and the Fiscal Year 2008 Senior Executive Bonus Plan were achieved.

In accordance with the Fiscal Year 2008 CEO bonus plan, the company goals represented 70% of the available bonus and the assessment of individual performance represented 30% of the available bonus. Based on the CEO assessment conducted by the N&G Committee, the Compensation Committee recommended that 75% of the subjective portion of the CEO bonus (30% of the total bonus) be paid to the CEO. The maximum available bonus was approximately $327,103, or 65% of the CEO’s base salary. Based on the achievement of performance targets and the subjective assessment of his performance, the CEO was awarded an annual performance bonus of approximately $228,154 ([.70 x $327,103 x .675]+ [.30 x $327,103 x .75]). Details of the CEO bonus for Fiscal 2008 (which was paid in September 2008) can be found in the Summary Compensation Table contained in this Information Statement.

In accordance with the Fiscal Year 2008 Senior Executive Bonus Plan, the company goals represented 70% of the available bonus and the assessment of individual performance represented 30% of the available bonus. Based on the assessment conducted by the CEO, the Compensation Committee recommended that 100% of the subjective portion of the senior executive bonus (30% of the total bonus) be paid to the Named Executive Officers. The CEO initially advised the Compensation Committee as to the achievement of the company goals and recommended to the Compensation Committee that the bonuses earned for the other Named Executive Officers for Fiscal 2008 be allocated equally among the other Named Executive Officers. The Compensation Committee made a recommendation to the full Board and the full Board approved the annual performance bonus for Fiscal 2008. As set forth in the Fiscal Year 2008 Senior Executive Bonus Plan, the maximum available bonus was 50% of the Named Executive Officer’s base salary. Based on the achievement of performance targets and the subjective assessment of their performance, the other Named Executive Officers were awarded an annual performance bonus equal to 38.6% of their base salaries, or approximately (i) $137,119 to Mr. Beerman ([.70 x $177,500 x .675]+ [.30 x $177,500 x 1.0]), (ii) $144,844 to Dr. Sandage ([.70 x $187,500 x .675]+ [.30 x $187,500 x 1.0]), and approximately $136,063 to each of Mr. Butler and Mr. Rogers ([.70 x $176,133 x .675]+ [.30 x $176,133 x 1.0]). Details of Named Executive Officer bonuses for Fiscal 2008 (which were paid in September 2008) can be found in the Summary Compensation Table contained in this Information Statement.

Long Term Incentives

Fiscal 2008

In connection with the Compensation Committee’s fiscal year end compensation review, in September 2008 we granted restricted stock and performance-based stock awards to the CEO and the other current Named Executive Officers. The number of shares of common stock subject to restricted stock awards granted in September 2008 to the CEO was 158,191 shares. The number of shares of common stock subject to restricted stock awards granted in September 2008 to each of the other Named Executive Officers was 55,918 shares. The awards are subject to transfer restrictions, forfeiture and acceleration and vest in equal annual installments such that the transfer restrictions are removed relating to the shares as follows: one-third annually for three years commencing one year from the date of grant. The shares subject to the restricted stock awards may be sold immediately upon their vesting, which is subject to automatic extension during a black-out period pursuant to the terms of the awards. Prior to vesting and satisfaction of any other required conditions, no dividends are payable with respect to the shares subject to the restricted stock awards.

In addition to the restricted stock awards, in September 2008, the CEO and each of the other Named Executive Officers were granted the right to receive shares of common stock subject to (i) achievement of certain milestones related to the market price of our common stock, and (ii) the recipient remaining employed by us on September 25, 2011, the three-year anniversary of the date of grant. The market prices to be achieved were set with a reasonable level of difficulty that requires that we and the Executive Officers perform at a high level in order to achieve the prices and the likelihood of attaining these prices is not assured. The number of shares the recipient is entitled to receive, if any, at such time is dependent on the market price at which our common stock trades for 20 consecutive business days at any time during the three-year period prior to the vesting date. Depending on such prices as may be attained, the CEO could receive either (i) 154,236, (ii) 204,648 or (iii) 257,060, or (iv) 0 shares, and each of the other Named Executive Officers could receive either (i) 54,520, (ii) 72,693 or (iii) 90,867, or (iv) 0 shares. Subject to certain acceleration events, if such market prices are not attained during such three-year period, the recipient will not receive any shares under these performance based stock awards.

Fiscal 2007

Due to the Compensation Committee’s decision to review all elements of compensation at the end of the fiscal year, no such stock awards were made to the CEO or any of the other Named Executive Officers during Fiscal 2007 (except for the awards made to Thomas Farb in connection with his hiring) but in connection with our next annual review of overall executive compensation, we granted restricted stock and performance-based stock awards to the CEO and other Named Executive Officers in October 2007. The number of shares of common stock subject to restricted stock awards granted in October 2007 to the CEO was 42,000 shares. The number of shares of common stock subject to restricted stock awards granted in October 2007 to the other Named Executive Officers was 17,300 shares for Mr. Farb and 13,500 shares for each of the other Named Executive Officers (not including the CEO). The awards are subject to transfer restrictions, forfeiture and acceleration and vest in equal annual installments such that the transfer restrictions are removed relating to the shares as follows: one-third annually for three years commencing one year from the date of grant. The shares subject to the restricted stock awards may be sold immediately upon their vesting, which is subject to automatic extension during a black-out period pursuant to the terms of the awards. Prior to vesting and satisfaction of any other required conditions, no dividends are payable with respect to the shares subject to the restricted stock awards.

In addition to the restricted stock awards, in October 2007, the CEO and each of the other Named Executive Officers were granted the right to receive shares of common stock subject to (i) achievement of certain milestones related to the market price of our common stock, and (ii) the recipient remaining employed by us on October 31, 2010, the three-year anniversary of the date of grant. The market prices to be achieved were set with a reasonable level of difficulty that requires that we and the Executive Officers perform at a high level in order to achieve the prices, and the likelihood of attaining these prices is not assured. The number of shares the recipient is entitled to receive, if any, at such time is dependent on the market price at which our common stock trades for 20 consecutive business days at any time during the three-year period prior to the vesting date. Depending on such prices as may be attained, the CEO could receive either (i) 41,300, (ii) 55,000, (iii) 68,800, or (iv) 0 shares, and the other Named Executive Officers could receive either (i) 13,500, (ii) 18,000, (iii) 22,500, or (iv) 0 shares (except Mr. Farb who could have received, had he remained employed, either (i) 16,800, (ii) 22,400, (iii) 28,000, or (iv) 0 shares). Subject to certain acceleration events, if such market prices are not attained during such three-year period, the recipient will not receive any shares under these performance based stock awards.

Thomas F. Farb

Upon the termination of Mr. Farb’s employment in July 2008, all of his performance based stock awards and any unvested portion of his restricted stock awards were forfeited and terminated.

Option Extensions

Pursuant to the Retention Agreements entered into in April 2008 with Mr. Beerman, Mr. Rogers, and Dr. Sandage, the Board of Directors agreed to extend the expiration dates of certain stock options held by the executives that were set to expire in calendar 2008 and 2009. Such approval was based on an assessment of the benefit of obtaining the Retention Agreements, as well as previous discussions and analysis of option extensions, related accounting charges, provisions of the underlying stock option plans and the appropriate time period for any extension. Such extensions extended the expiration date of (i) 375,000 options held by Mr. Rogers from February 23, 2009 to December 31, 2009, (ii) 375,000 options held by Mr. Rogers from October 5, 2008 to October 5, 2009, (iii) 720,000 options held by Dr. Sandage from June 10, 2009 to December 31, 2009, and (iv) 45,000 options held by Mr. Beerman from February 14, 2009 to February 14, 2010. The SEC has considered the extension of the expiration date of an option to be the cancellation of the old option and the granting of a new option for reporting purposes.

Impact of Accounting and Tax on the Form of Compensation

The Compensation Committee has considered the impact of the Statement of Financial Accounting Standard No. 123, or SFAS 123(R), as revised by the FASB (“Financial Accounting Standards Board”) in 2004, on our use of equity incentives as a key retention tool. The Compensation Committee has determined that the current estimated costs to us of continuing to use equity incentives relative to the benefits we believe these programs provide does not warrant any change to the our current equity incentive framework.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), limits the tax deduction for compensation paid to Named Executive Officers to $1,000,000. This deduction limitation does not apply to compensation that constitutes “qualified performance-based compensation” within the meaning of Section 162(m) of the Code and regulations promulgated thereunder, including certain performance-based compensation that has been approved by the stockholders. Our stockholders have approved our 2004 Equity Incentive Plan and other stock option plans, which are designed to allow the deduction of income recognized in connection with stock options granted under such plan. We have in the past and may in the future award compensation that is not fully deductible under the Code when we view such compensation as consistent with our compensation policies and in the best interests of the Company and our stockholders. For Fiscal 2008, our Executive Officers did not receive compensation that exceeded the deductibility limits of Section 162(m).

The Named Executive Officers could be subject to excise tax liability by reason of payments made under their respective employment agreements. Under such employment agreements, any severance or other payments to be made to the Named Executive Officers shall be reduced to an amount (not less than zero) which shall not cause any portion of the payments to be subject to any excise taxes that may be imposed by Section 4999 of the Internal Revenue Code, provided that under certain circumstances as described in the employment agreements, each of the Named Executive Officers may be entitled to certain gross-up payments to cover the amount of any excise and related taxes that may incurred due to severance and other payments made to the Named Executive Officer, provided further that any such gross-up payment shall not, under any circumstances, exceed $1,250,000 for the Chief Executive Officer, and $500,000 for the other Named Executive Officers.

Granting Practices—Options and other Awards

We issue stock option and other equity awards at various times throughout the year. These grants include, among other things, stock options granted to directors; deferred stock units that may be granted to directors as part of their established annual compensation program; and restricted and performance stock and other equity awards that may be issued to Executive Officers as part of our long-term incentive programs or otherwise. All options are priced at the closing market price of our common stock on the date of the grant.

Below is a summary of our written policies with respect to the granting of stock options and other equity awards. The policies have been approved by the Board of Directors and all grants of stock options and other equity awards (“Grants”) are made in accordance with the policies and any applicable awards, and equity plans.

Grants generally require authorization by the Compensation Committee or the Board, except as the Board may specifically otherwise determine and delegate. All Grants to Executive Officers, directors, and other reporting persons under Section 16 of the Securities Exchange Act of 1934, as amended (collectively, “Reporting Persons”), require authorization by the Compensation Committee or the Board.

Grants requiring Compensation Committee or Board authorization shall be granted only pursuant to appropriate authorization by the Compensation Committee or the Board at a regularly-scheduled meeting, including any quarterly regular meeting or interim regular meeting, and not pursuant to written consents, provided that:

(a) Grants to Executive Officers shall continue to be made as part of the overall annual compensation review, typically at the September regular meetings;

(b) Grants to newly-hired or promoted Executive Officers shall be made at the first regularly-scheduled meeting of the Committee or the Board that occurs on or after the first day of such officer’s employment or effective date of promotion, as applicable;

(c) Grants to directors shall continue to be made on an annual basis following each annual meeting of our stockholders (except to a director who is initially elected to the Board at such annual meeting of stockholders and receives an initial Grant in accordance with (d) below); and

(d) initial Grants to newly-elected directors shall be made at the first regularly-scheduled meeting of the Committee or the Board that occurs on or after the effective date of such director’s election.

The written policies set forth above were established as part of a review conducted by the Compensation Committee and the Board in June 2007. During this review, the Compensation Committee and the Board determined it was in our best interest to implement best practices with respect to grants of options and other equity awards and adopt certain additional policies with respect to such grants by us as appropriate in light of industry and regulatory practices.

EXECUTIVE COMPENSATION

The following table summarizes aggregate amounts of compensation paid or accrued by us for the years ended September 30, 2008 and September 30, 2007 for services rendered in all capacities by our Named Executive Officers.

Summary Compensation Table for Fiscal Years 2008 and 2007

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Stock Awards ($)(1) (e)	Option Awards ($)(2) (f)	Non- Equity Incentive Plan Compen- sation ($)(3) (g)	All Other Compen- sation ($)(4) (i)	Total ($) (j)
Glenn L. Cooper, M.D.	2008	503,234	176,978		228,154	30,387	938,753
Chief Executive Officer and	2007	496,676			261,179	19,769	777,624
Chairman

Michael W. Rogers	2008	352,263	57,472		136,062	6,023	551,820
Executive Vice President,	2007	347,674			149,713	25,279	522,666
Chief Financial Officer and Treasurer

Noah D. Beerman	2008	355,000	57,472		137,119	4,314	553,905
Executive Vice President,	2007	322,787			138,996	23,799	485,582
Chief Business Officer

Mark S. Butler	2008	352,266	57,472		136,062	9,451	555,251
Executive Vice President,	2007	347,674			149,713	28,539	525,926
Chief Administrative Officer and General Counsel, Assistant
Secretary

Bobby W. Sandage, Jr., Ph.D.	2008	374,964	57,472		144,834	7,067	584,337
Executive Vice President,	2007	347,674			149,713	24,531	521,918
Research and Development, Chief Scientific Officer

Thomas F. Farb(5)	2008	325,289	214,904	627,451		694,157	1,888,801
President, Chief Operating	2007	408,654	206,275	681,147	198,687	24,105	1,518,868
Officer

(1)	Includes (i) shares attributable to restricted stock and performance stock awards granted in October 2007 as part of long term compensation for Fiscal 2007, and (ii) shares attributable to restricted stock and performance stock awards granted in September 2008 as part of long term compensation for Fiscal 2008. These awards are discussed in further detail above.
(2)	Excludes certain options that were granted in prior periods to Mr. Rogers, Mr. Beerman and Dr. Sandage, the expiration dates of which were extended in April 2007 and April 2008. These extensions are discussed in further detail above.
(3)	Reflects bonus earned by the respective individual under the CEO Bonus Plan and the Senior Executive Bonus Plan, as applicable for the respective Fiscal year. Payments for bonuses earned in Fiscal 2007 were made during Fiscal 2008 in October and December 2007. Payments for bonuses earned in Fiscal 2008 were made in September 2008.

(4)	Amounts in this column include the following:

For Fiscal 2008:

(a) disability insurance premiums, paid on behalf of the Named Executive Officers, in the following amounts: $1,922 for Dr. Cooper, $1,345 for Mr. Rogers, $1,356 for Mr. Beerman, $1,353 for Mr. Butler, $1,437 for Dr. Sandage, and $1,180 for Mr. Farb.

(b) group term life insurance premiums, paid on behalf of the Named Executive Officers, in the following amounts: $2,533 for Dr. Cooper, $990 for Mr. Rogers, $990 for Mr. Beerman, $4,357 for Mr. Butler, $2,533 for Dr. Sandage, and $1,226 for Mr. Farb.

(c) term life insurance premiums paid to or on behalf of the Named Executive Officers as follows: $2,525 for Dr. Cooper; $1,710 for Mr. Rogers; $1,968 for Mr. Beerman, $3,741 for Mr. Butler; and $3,097 for Dr. Sandage.

(d) payments made to or on behalf of a Named Executive Officer pursuant to our medical examination program in the following amounts: $1,978 for Mr. Butler and $4,029 for Mr. Farb.

(e) 401K matching benefits earned by the Named Executive Officers during Fiscal 2007 as follows: $6,750 for Dr. Cooper, $6,750 for Mr. Rogers, $6,941 for Mr. Beerman, $2,529 for Mr. Butler, and $6,808 for Mr. Sandage.

(f) payments in the amount of $16,657 made to or on behalf of each of the Named Executive Officers pursuant to our health and dental coverages. With respect to Mr. Farb, the amounts also include payments of $658,750 of severance for salary and bonus and $18,750 of continued health benefits pertaining to his termination of employment on July 3, 2008.

For Fiscal 2007:

(a) disability insurance premiums, paid on behalf of the Named Executive Officers, in the following amounts: $1,868 for Dr. Cooper, $1,328 for Mr. Rogers, $1,491 for Mr. Farb, $1,227 for Mr. Beerman, $1,328 for Mr. Butler, and $1,324 for Dr. Sandage.

(b) group term life insurance premiums, paid on behalf of the Named Executive Officers, in the following amounts: $1,781 for Dr. Cooper, $1,028 for Mr. Rogers, $1,401 for Mr. Farb, $939 for Mr. Beerman, $4,357 for Mr. Butler, and $1,576 for Dr. Sandage.

(c) term life insurance premiums paid to or on behalf of the Named Executive Officers as follows: $2,525 for Dr. Cooper; $1,710 for Mr. Rogers; $1,900 for Mr. Beerman, $3,741 for Mr. Butler; and $3,097 for Dr. Sandage.

(d) payments made to or on behalf of a Named Executive Officer pursuant to our medical examination program in the following amounts: $3,297 for Mr. Butler.

(e) 401K matching benefits earned by the Named Executive Officers during Fiscal 2007 as follows: $5,270 for Mr. Beerman, $1,353 for Mr. Butler, $4,071 for Mr. Sandage and $6,750 for each of the other Named Executive Officers.

(f) payments made on behalf of the Named Executive Officers pursuant to our health and dental coverages (and travel benefit for Dr. Cooper) as follows: $ 6,845 for Dr. Cooper and $14,463 for each of the other Named Executive Officers.

(5)	Mr. Farb was employed as President and Chief Operating Officer from October 16, 2006 through July 3, 2008. Mr. Farb’s salary in this table represents the amount he was paid during Fiscal 2007 and Fiscal 2008. For each Fiscal year, his comparable annual full-time equivalent salary would have been $425,000. In addition, upon his hiring in October 2006, we granted Mr. Farb options to purchase 600,000 shares of our common stock, 50,000 shares of restricted common stock and a performance stock award under which, depending on such prices as may be attained and assuming he remained employed, Mr. Farb could in the aggregate have received either (i) 45,000, (ii) 60,000, (iii) 75,000, or (iv) no shares.

Grants of Plan-Based Awards in 2008 Fiscal Year

The following table sets forth information concerning grants of awards made to the Named Executive Officers pursuant to plans during the fiscal year ended September 30, 2008. Information concerning the bonus payments earned in Fiscal 2008 is set forth above in the Summary Compensation Table. This table includes shares attributable to restricted stock and a performance stock awards granted in October 2008 that were in fact part of long term compensation for Fiscal 2007. Further, this table excludes certain options that were granted in prior periods to Mr. Rogers, Mr. Beerman and Dr. Sandage, the expiration dates of which were extended in April 2008. These extensions are discussed in further detail above.

Name (a)	Grant Date(b)		Estimated Future Payouts Under Equity Incentive Plan Awards			Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards(6) (l)
			Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)
Glenn L. Cooper, M.D.	9/25/2008	(1)		158,191		$0.00	$253,106
	9/25/2008	(2)	154,236	204,648	257,060	$0.00	$335,623
	10/30/2007	(1)		42,000		$0.00	$296,940
	10/30/2007	(2)	41,300	55,000	68,800	$0.00	$308,000

Michael W. Rogers	9/25/2008	(1)		55,918		$0.00	$89,469
	9/25/2008	(3)	54,250	72,693	90,867	$0.00	$119,217
	10/30/2007	(1)		13,500		$0.00	$95,445
	10/30/2007	(3)	13,500	18,000	22,500	$0.00	$100,800

Noah D. Beerman	9/25/2008	(1)		55,918		$0.00	$89,469
	9/25/2008	(3)	54,250	72,693	90,867	$0.00	$119,217
	10/30/2007	(1)		13,500		$0.00	$95,445
	10/30/2007	(3)	13,500	18,000	22,500	$0.00	$100,800

Mark S. Butler	9/25/2008	(1)		55,918		$0.00	$89,469
	9/25/2008	(3)	54,250	72,693	90,867	$0.00	$119,217
	10/30/2007	(1)		13,500		$0.00	$95,445
	10/30/2007	(3)	13,500	18,000	22,500	$0.00	$100,800

Bobby W. Sandage, Jr., Ph.D.	9/25/2008	(1)		55,918		$0.00	$89,469
	9/25/2008	(3)	54,250	72,693	90,867	$0.00	$119,217
	10/30/2007	(1)		13,500		$0.00	$95,445
	10/30/2007	(3)	13,500	18,000	22,500	$0.00	$100,800

Thomas F. Farb(5)	10/30/2007	(1)		17,300		$0.00	$122,311
	10/30/2007	(4)	16,800	22,400	28,000	$0.00	$125,440

(1)	Represents a grant of restricted stock that is subject to transfer restrictions, forfeiture and acceleration. The grant vests in equal annual installments such that the transfer restrictions are removed relating to the shares as follows: one-third annually for three years commencing one year from that date of grant. The initial vesting of the awards granted on October 30, 2007 was scheduled to occur in October 2008 but has been delayed in accordance with the terms of such award as a result of black-out periods of the Company.
(2)

Represents a grant of the right to receive shares of common stock subject to (i) achievement of certain milestones related to the market price of our common stock, and (ii) recipient remaining employed by us on the three-year anniversary of the date of grant. The number of shares the recipient is entitled to receive, if any, at such time is dependent on the market price at which our common stock trades for 20 consecutive business days at any time during the three-year period prior to the vesting date. With respect to the awards granted on September 25, 2008, depending on such prices as may be attained, the recipient could receive either (i) 154,236, (ii) 204,648, (iii) 257,060, or (iv) no shares. With respect to the awards granted on

October 30, 2007, depending on such prices as may be attained, the recipient could receive either (i) 41,300, (ii) 55,000, (iii) 68,800, or (iv) no shares. Subject to certain acceleration events, if such market prices are not attained during such three-year period, the recipient will not receive any shares under these awards.

(3)	Represents a grant of the right to receive shares of common stock subject to (i) achievement of certain milestones related to the market price of our common stock, and (ii) recipient remaining employed by us on the three-year anniversary of the date of grant. The number of shares the recipient is entitled to receive, if any, at such time is dependent on the market price at which our common stock trades for 20 consecutive business days at any time during the three-year period prior to the vesting date. With respect to the awards granted on September 25, 2008, depending on such prices as may be attained, the recipient could receive either (i) 54,250, (ii) 72,693, (iii) 90,867, or (iv) no shares. With respect to the awards granted on October 30, 2007, depending on such prices as may be attained, the recipient could receive either (i) 13,500, (ii) 18,000, (iii) 22,500, or (iv) no shares. Subject to certain acceleration events, if such market prices are not attained during such three-year period, the recipient will not receive any shares under these awards.
(4)	Represents a grant of the right to receive shares of common stock subject to (i) achievement of certain milestones related to the market price of our common stock, and (ii) recipient remaining employed by us on the three-year anniversary of the date of grant. The number of shares the recipient is entitled to receive, if any, at such time is dependent on the market price at which our common stock trades for 20 consecutive business days at any time during the three-year period prior to the vesting date. Depending on such prices as may be attained, if Mr. Farb had remained employed with the company, the recipient could have received either (i) 13,500, (ii) 18,000, (iii) 22,500, or (iv) no shares. Subject to certain acceleration events, if such market prices are not attained during such three-year period, the recipient would not have received any shares under these awards.
(5)	Upon the termination of Mr. Farb’s employment in July 2008, all of his performance based stock awards and any unvested portion of his restricted stock awards were forfeited and terminated.
(6)	The restricted stock awards were valued using the grant date intrinsic value of $1.60, and $7.07, for the 9/25/09 and 10/30/07 awards, respectively, which reflects a 4% forfeiture rate and 3 year annual vesting. The performance stock awards were valued using a Monte-Carlo simulation with a vesting period of 3 years, an expected volatility of 89.38% and 52.16%, a risk free rate of 2.42% and 3.85%, for the 9/25/08 and 10/30/07 awards, respectively.

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each Named Executive Officer as of September 30, 2008.

	Option Awards					Stock Awards
			Equity Incentive Plan Awards:			Equity Incentive Plan Awards:		Equity Incentive Plan Awards:
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (1)(#) (i)		Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (2)($) (j)
Glenn L. Cooper, M.D.						666,917	(3)	$2,234,172
	60,000			$5.00	June 10, 2009
	800,000			$6.1875	June 10, 2009
	360,000			$4.15625	June 10, 2009
	910,000			$2.375	April 5, 2010
	575,000			$3.58	April 23, 2013
	150,000			$5.92	March 10, 2014
	65,625	9,375(4)		$3.70	March 9, 2015

Michael W. Rogers						239,285	(5)	$801,605
	125,000			$6.00	Oct. 5, 2009
	250,000			$4.00	Oct. 5, 2009
	375,000			$4.0625	Feb. 23, 2010
	365,000			$2.375	April 5, 2010
	125,000			$6.00	April 5, 2010
	100,000			$3.58	April 23, 2013
	60,000			$5.92	March 10, 2014
	21,876	3,124(4)		$3.70	March 9, 2015

Noah D. Beerman						239,285	(5)	$801,605
	45,000			$6.00	Feb. 14, 2010
	198,484			$2.0625	Aug. 14, 2010
	10,417			$1.22	June 14, 2012
	200,000			$6.93	Sept. 14, 2014
	21,876	3,124(4)		$3.70	March 9, 2015

Mark S. Butler						239,285	(5)	$801,605
	60,000			$5.00	June 10, 2009
	550,000			$6.1875	June 10, 2009
	60,000			$4.15625	June 10, 2009
	349,000			$2.375	April 5, 2010
	100,000			$3.58	April 23, 2103
	60,000			$5.92	March 10, 2014
	21,876	3,124(4)		$3.70	March 9, 2015

Bobby W. Sandage, Jr., Ph.D.						239,285	(5)	$801,605
	434,500			$2.375	April 5, 2010
	60,000			$5.00	June 10, 2010
	500,000			$6.1875	June 10, 2010
	160,000			$4.15625	June 10, 2010
	100,000			$4.15625	Nov. 26, 2011
	100,000			$3.58	April 23, 2013
	60,000			$5.92	March 10, 2014
	21,876	3,124(4)		$3.70	March 9, 2015

Thomas F. Farb(6)						—		—
	193,356	0		$6.32	January 3, 2009

(1)	All awards under this column were granted under our 2004 Equity Incentive Plan. Includes shares underlying performance stock awards granted to the applicable Named Executive Officer as described in the footnotes below. The performance stock awards represent a grant of the right to receive shares of common stock subject to (i) achievement of certain milestones related to the market price of our common stock, and (ii) recipient remaining employed by us on the three-year anniversary of the respective date of grant. The number of shares the recipient is entitled to receive, if any, at such time is dependent on the market price at which our common stock trades for 20 consecutive business days at any time during the three-year period prior to the vesting date. Subject to certain acceleration events, if such market prices are not attained during such three-year period, the recipient will not receive any shares under the awards. The maximum shares that could be granted under such awards are included in the above table. With respect to Mr. Farb, all unvested portions of stock awards were forfeited and terminated upon his termination of employment in July 2008.
(2)	The market value was computed by multiplying the closing market price of our common stock on September 30, 2008 ($3.35) by the applicable number of shares or units.
(3)	Includes various awards granted under our 2004 Equity Incentive Plan. Includes (i) the remaining 23,966 shares of restricted stock granted on March 7, 2006 shares of the restricted stock award granted on March 7, 2006 that vest on March 7, 2009, (ii) 42,000 shares of restricted stock granted on October 30, 2007 that vest in three equal annual installments such that the transfer restrictions are removed relating to the shares one-third annually for three years commencing one year from that date of grant, and (iii) 158,191 shares of restricted stock granted on September 25, 2008 that vest in three equal annual installments such that the transfer restrictions are removed relating to the shares one-third annually for three years commencing one year from that date of grant. All restricted stock is subject to transfer restrictions, forfeiture and acceleration. Also includes shares underlying three performance stock awards granted on March 7, 2006, October 30, 2007 and September 25, 2008. As further described in footnote (1), depending on such prices as may be attained, the recipient could receive (A) either (i) 70,100, (ii) 93,500, (iii) 116,900 or (iv) no shares, under the March 7, 2006 grant, (B) either (i) 41,300, (ii) 55,000, (iii) 68,800 or (iv) no shares, under the October 30, 2007 grant, and (C) either (i) 154,236, (ii) 204,648, (iii) 257,060 or (iv) no shares, under the September 25, 2008 grant.
(4)	Fully vests on March 9, 2009.
(5)	Includes various awards granted under our 2004 Equity Incentive Plan. Includes (i) the remaining 9,600 shares of the restricted stock award granted on March 7, 2006 that vest on March 7, 2009, (ii) 13,500 shares of restricted stock granted on October 30, 2007 that vest in three equal annual installments such that the transfer restrictions are removed relating to the shares one-third annually for three years commencing one year from that date of grant, and (iii) 55,918 shares of restricted stock granted on September 25, 2008 that vest in three equal annual installments such that the transfer restrictions are removed relating to the shares one-third annually for three years commencing one year from that date of grant. All restricted stock is subject to transfer restrictions, forfeiture and acceleration. Also includes shares underlying three performance stock awards granted on March 7, 2006, October 30, 2007 and September 25, 2008. As further described in footnote (1), depending on such prices as may be attained, the recipient could receive (A) either (i) 28,100, (ii) 37,500, (iii) 46,900 or (iv) no shares, under the March 7, 2006 grant, (B) either (i) 13,500, (ii) 18,000, (iii) 22,500 or (iv) no shares, under the October 30, 2007 grant, and (C) either (i) 54,250, (ii) 72,693, (iii) 90,867 or (iv) no shares, under the September 25, 2008 grant.
(6)	As of July 3, 2008, Mr. Farb terminated his employment with the Company. At such time, all unvested portions of stock options and stock awards were forfeited and terminated and any vested portion of his stock options were exercisable for a period of six (6) months thereafter in accordance with our 2004 Equity Inventive Plan.

Option Exercises and Stock Vested in Fiscal Year 2008

The following table sets forth information concerning options exercised by, and stock awards that vested for, the Named Executive Officer in Fiscal 2008.

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized Upon Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)(1)	Value Realized on Vesting ($) (e)(1)
Glenn L. Cooper, M.D.			47,934	245,896
Michael W. Rogers			19,200	98,496
Noah D. Beerman			19,200	98,496
Mark S. Butler			19,200	98,496
	20,000	35,236
Bobby W. Sandage, Jr., Ph.D.			19,200	98,496
Thomas F. Farb			16,666	85,497

(1)	These amounts pertain to the vesting of a portion of restricted stock awards granted under our 2004 Equity Incentive Plan. The awards (except for those with respect to Mr. Farb) vest in equal annual installments such that the transfer restrictions are scheduled to be removed relating to the shares as follows: one-third that was scheduled to vest in March 2007 but was delayed until March 7, 2008 in accordance with the terms of such award as a result of black-out periods of the Company, one-third that vested on March 7, 2008 and the remainder on March 7, 2009. With respect to Mr. Farb, prior to the termination of his employment in July 2008, one third of the award he received upon becoming an employee in October 2006 was scheduled to vest in October 2007 but was delayed until March 7, 2008 in accordance with the terms of such award as a result of black-out periods of the Company. The full amount of the shares underlying the award were issued to the recipient following the grant date but until vesting the shares are subject to transfer restrictions, forfeiture and acceleration. On each vest date, the value of the then vested portion of the award is realized by the applicable recipient and the restrictions are removed relating to such portion.

Termination of Employment and Change-in-Control Agreements

I.	Employment Agreements.

Effective October 1, 2007, we entered into amended and restated employment agreements with each of our Named Executive Officers (the “Employment Agreements”). The Employment Agreements provide certain protections to the Named Executive Officers in the event of their termination as summarized in the following table (additional details and definitions can be found in the actual form of employment agreements, which have been filed with the SEC, and which are discussed in more detail below):

Key Elements(1)(2)	CEO	Other Executive Officers
Term	3 years, subject to automatic one-year renewal periods unless notice of termination is given within required timeframes.	3 years, subject to automatic one-year renewal periods unless notice of termination is given within required timeframes.

Severance— Termination due to (i) death or disability, (ii) by us for “just cause” or (iii) by executive without “just cause”	Base salary and bonuses accrued through termination.	Base salary and bonuses accrued through termination.

Severance— Termination (i) by the executive for “just cause” not related to Change in Control, or (ii) by us without “just cause”	18 months of base salary plus bonuses equal to the target bonus as if the targets had been achieved.	12 months of base salary plus bonuses equal to the target bonus as if the targets had been achieved.

Severance— Termination by the executive due to a Change in Control	24 months of base salary plus bonuses equal to the target bonus as if the targets had been achieved.	18 months of base salary plus bonuses equal to the target bonus as if the targets had been achieved.

Benefit Continuation (health benefits only)	Health benefits coverage for (i) 24 months if terminated due to a Change in Control, (ii) 18 months if terminated by the executive for “just cause” not related to a Change in Control, and (iii) the longer of 18 months or remaining term of Employment Agreement if terminated by us without “just cause”.	Health benefits coverage for (i) 18 months if terminated due to a Change in Control, (ii) 12 months if terminated by the executive for “just cause” not related to a Change in Control, and (iii) the longer of 12 months or remaining term of Employment Agreement if terminated by us without “just cause”.

Equity Vesting Acceleration	The Employment Agreements do not provide for any acceleration of the vesting of equity upon a Change in Control, however our option and other equity incentive plans do provide for acceleration of vesting for all plan participants under certain circumstances.

(1)	Severance payments are paid by us in one lump sum within thirty (30) days of such termination, provided the executive may irrevocably elect to change the lump sum form of payment to an installment form of payment (to be paid in twenty-four (24) substantially equal monthly installments beginning thirty (30) days after the termination, provided that any installments designated hereunder are treated as a series of separate payments), provided that: (1) such election does not take effect until at least twelve (12) months after the date on which it is made; (2) payment is delayed at least five (5) years from the date such payment would have otherwise been paid; and (3) the election is made at least twelve (12) months before the first scheduled payment.

(2)	With regards to any payments to be made following a Change in Control, the Employment Agreements each provide that the commencement of the cash payout will be governed by a standard “double trigger” mechanism. Under this mechanism, the payments commence on the second trigger (as defined in the Employment Agreements), provided further that if such second trigger does not occur no cash payout shall be due under the Employment Agreements. The first trigger is the actual change in control event, while the second trigger relates to the executive either (i) not being offered a comparable position and salary following the change in control, or (ii) being constructively terminated or terminated without “just cause” during a certain period of time after accepting the new position. Such period of time the executive must be retained is 24 months for the CEO and 12 months for the other Named Executive Officers.

Any severance or other payments to be made to the Named Executive Officers shall be reduced to an amount (not less than zero) which shall not cause any portion of the payments to be subject to any excise taxes that may be imposed by Section 4999 of the Internal Revenue Code, provided that under certain circumstances as described in the employment agreements, each of the Named Executive Officers may be entitled to certain gross-up payments to cover the amount of any excise and related taxes that may be incurred due to severance and other payments made to the Named Executive Officer, provided further that any such gross-up payment shall not, under any circumstances, exceed $1,250,000 for the Chief Executive Officer, and $500,000 for the other Named Executive Officers.

The Employment Agreements provide for Named Executive Officers to serve in the following capacities 1:

Name	Capacity	Salary
Glenn L. Cooper, M.D.	Chief Executive Officer	$503,235
Michael W. Rogers	Executive Vice President and Chief Financial Officer	$352,265
Noah D. Beerman	Executive Vice President and Chief Business Officer	$355,000
Mark S. Butler	Executive Vice President, Chief Administrative Officer and General Counsel	$352,265
Bobby W. Sandage, Jr., Ph.D.	Executive Vice President, Research and Development and Chief Scientific Officer	$375,000

The Employment Agreements also provide for the annual base salaries provided above, subject to an annual review, plus bonuses pursuant to our executive bonus plans and eligibility to receive grants of stock options, restricted stock and other awards pursuant to our incentive plans, as may be granted from time to time by the Compensation Committee or the Board of Directors. We also provide each Named Executive Officer with a $1,000,000 life insurance policy payable to the beneficiary of their choice.

The Employment Agreements also contain customary confidentiality provisions and provide that the Named Executive Officer may not, during the term of the Employment Agreement and for one year from the date of termination of employment, engage in any business competitive with us or our research activities, unless such termination is by the Named Executive Officer for “Just Cause,” as such term is defined in the Employment Agreement.

II.	Equity Plans

Our option and other equity incentive plans also contain provisions that could trigger benefits for the Named Executive Officers that may differ from salaried employees generally. Pursuant to such benefit plans, following retirement after reaching the age of 55 and having 10 years of service with us, each of the Named Executive Officers will have an extended option exercise period equal to the shorter of (x) the remaining term of the applicable option on the retirement date; or (y) three (3) years from the retirement date, to exercise non-statutory stock options.

(1)	The employment agreement for Thomas F. Farb, who terminated his employment effective July 3, 2008, provided for Mr. Farb to serve as President and Chief Operating Officer at an annual salary of $425,000.

III.	Retirement and Retention Agreements

During March 2008, as amended in June 2008, we entered into the Retirement Agreement with Dr. Cooper. Pursuant to the Retirement Agreement, Dr. Cooper agreed to serve as our Chief Executive Officer and Chairman until a future date to be mutually agreed upon between us and Dr. Cooper. At such agreed upon time, he will retire as Chief Executive Officer and Chairman and become an advisor to us for twelve (12) months thereafter. Pursuant to the Retirement Agreement, in the event that Dr. Cooper’s employment is terminated due to death prior to his retirement, we shall pay to the estate of Dr. Cooper a pro-rated portion of the compensation which would otherwise be payable to Dr. Cooper up to the end of the month in which his death occurs. In the event that Dr. Cooper’s employment is terminated due to disability, we shall pay to Dr. Cooper a pro-rated portion of the compensation which would otherwise be payable to Dr. Cooper up through the last calendar day of his actual employment by the Company prior to such disability. In the event that Dr. Cooper’s employment is terminated due to resignation or retirement, or by us for cause, we shall pay to Dr. Cooper a pro-rated portion of his compensation and benefits otherwise payable to him through the last calendar day of his actual employment. In the event Dr. Cooper receives compensation and/or benefits in connection with a change in control under the terms of his Amended and Restated Employment Agreement, his right to compensation and benefits under the Retirement Agreement will cease immediately upon such change in control.

Following any such terminations as described above, as well as in the event that Dr. Cooper’s employment is terminated by Dr. Cooper for cause, he will become an advisor to us for twelve (12) months thereafter. From March 3, 2008 until the date the Retirement Agreement expires or is terminated, Dr. Cooper will receive his salary, be eligible for a bonus under our bonus plans for Fiscal periods that he acted as CEO, and during his employment, be eligible to receive the health and dental benefits which are currently available to him under our plans and policies. In the event Dr. Cooper’s advisor engagement is terminated by us following a breach by Dr. Cooper, or by Dr. Cooper following notice to us, we shall pay to Dr. Cooper a pro-rated portion of his compensation and benefits otherwise payable to him through the last calendar day of his services as an advisor.

We entered into Retention Agreements with Mr. Rogers, Mr. Beerman and Dr. Sandage in April 2008. Pursuant to such agreements, in the event that the executive’s employment is terminated before September 30, 2009 by the executive for cause or by us without cause, then we are obligated to pay the executive an amount of compensation equal to twelve (12) months base salary for each of Mr. Beerman and Dr. Sandage, and six (6) months base salary for Mr. Rogers, all based on the salaries for each executive as of April 11, 2008, the effective date of the Retention Agreements. In the event that the executive is terminated due to death or disability prior to September 30, 2009, then we are obligated to pay the executive a portion of such payments pro-rated for time period the executive provided his services from April 11, 2008 until the date of termination. In the event that prior to September 30, 2009 the executive terminates his employment without cause, or is terminated by us for cause, we shall no longer be obligated to make any payments of the retention compensation to the respective executive.

IV.	Quantitative Disclosure

The remainder of this section summarizes quantitative disclosures for each Named Executive Officer (except for Mr. Farb) regarding estimated payments and other benefits that would have been received by the Named Executive Officer or his estate if his employment terminated as of the last business day of the Fiscal year, September 30, 2008, under the following circumstances:

•	Termination due to (i) death or disability, (ii) by us for “just cause” or (iii) by executive without “just cause”.

•	Termination (i) by the executive for “just cause” not related to Change in Control, or (ii) by us without “just cause”.

•	Termination by the executive due to a Change in Control.

The quantitative disclosures provided for Mr. Farb set forth the applicable payments and other benefits received by Mr. Farb in connection with his termination of employment in July 2008.

Payments to Glenn L. Cooper, M.D. Assuming a September 30, 2008 Termination (1)

Circumstances of Termination:	Cash Severance				Equity			Benefits Continuation		Total
	Base Salary		Bonus
	Multiple	$	Multiple	$	Value of Vested Equity	Value of Accelerated Unvested Equity(5)
Termination due to (i) by us for “just cause” or (ii) by executive without “just cause”(2)	N/A	N/A	N/A	N/A	$1,705,629	N/A		N/A		$1,705,629
Termination due to death or disability(2)	N/A	N/A	N/A	N/A	$1,705,629	$1,516,355	(6)	N/A		$3,221,984
Termination due to retirement(2)	N/A	N/A	N/A	N/A	$1,705,629	$750,926	(7)	N/A		$2,456,555
Termination (i) by the executive for “just cause” not related to Change in Control, or (ii) by us without “just cause”(3)	1.5	$754,853	1.5	$490,655	$1,705,629	N/A		$0	(9)	$2,951,137
Termination by the executive due to a Change in Control(4)	2.0	$1,006,470	2.0	$654,206	$1,705,629	$1,516,355	(8)	$0	(9)	$4,882,660

(1)	The calculations in the table are based on the event occurring as of September 30, 2008 and are derived using the provisions of the current Employment Agreement of the executive that was effective as of October 1, 2007 as well as the provisions of the Fiscal Year 2008 CEO Bonus Plan.
(2)	Under this termination scenario, the executive has the right to receive only base salary and bonuses accrued through termination, except with respect to death in which case the salary is paid through the end of the month when the termination occurs.
(3)	Under these termination scenarios, the executive has a right to receive 18 months of base salary plus bonuses equal to the target bonus as if the targets had been achieved, the maximum of such bonus being 65% of base salary.
(4)	Under these termination scenarios, the executive has a right to receive 24 months of base salary plus bonuses equal to the target bonus as if the targets had been achieved, the maximum of such bonus being 65% of base salary.
(5)	See Outstanding Equity Awards as of Fiscal Year End table for the vesting status of each executive’s equity awards as of 9/30/08.
(6)	Pursuant to the provisions of our 2004 Equity Incentive Plan, upon the death or disability of the executive, all then unvested awards issued under such plan automatically accelerate and become fully vested. The amount shown here represents the spread of the such accelerated awards assuming a $3.35 fair market value of our stock (our closing stock price on 9/30/08).
(7)	Pursuant to the provisions of our 2004 Equity Incentive Plan and due to the executive having reached age 55 with ten (10) years of service with us, immediately upon the executive’s retirement, his then unvested awards issued under such plan automatically accelerate and become fully vested for fifty percent (50%) of the number of shares covered by such unvested awards and for an additional ten percent (10%) of the number of shares covered by such unvested awards for every full year of employment by us beyond ten (10) years, up to the remaining amount of the unvested award. The amount shown here represents the spread of the such accelerated awards assuming a $3.35 fair market value of our stock (our closing stock price on 9/30/08).
(8)	All unvested equity is assumed to have accelerated as of 9/30/08. The amount shown here represents the spread of the accelerated awards assuming a $3.35 fair market value of our stock (our closing stock price on 9/30/08).
(9)	This is calculated based on the assumption that Dr. Cooper has elected not to carry the health and dental insurance.

Payments to Michael W. Rogers Assuming a September 30, 2008 Termination (1)

	Cash Severance				Equity				Benefits Continuation		Retention (10)	Total
	Base Salary		Bonus		Value of Vested Equity	Value of Accelerated Unvested Equity(5)
Circumstances of Termination:	Multiple	$	Multiple	$
Termination due to (i) by us for “just cause” or (ii) by executive without “just cause”(2)	N/A	N/A	N/A	N/A	$831,782		N/A		N/A		N/A	$831,782
Termination due to death or disability(2)	N/A	N/A	N/A	N/A	$831,782		$539,411	(6)	N/A		$55,743	$1,426,936
Termination due to retirement(2)	N/A	N/A	N/A	N/A	$831,782	$	N/A	(7)	N/A		N/A	$831,782
Termination (i) by the executive for “just cause” not related to Change in Control, or (ii) by us without “just cause”(3)	1.0	$352,265	1.0	$176,133	$831,782		N/A		$17,659	(9)	$176,133	$1,553,972
Termination by the executive due to a Change in Control(4)	1.5	$528,398	1.5	$264,200	$831,782		$539,411	(8)	$26,489	(9)	$176,133	$2,366,413

(1)	The calculations in the table are based on the event occurring as of September 30, 2008 and are derived using the provisions of the current Employment Agreement of the executive that was effective as of October 1, 2007 as well as the Fiscal Year 2008 Senior Executive Bonus Plan.
(2)	Under this termination scenario, the executive has the right to receive only base salary and bonuses accrued through termination.
(3)	Under these termination scenarios, the executive has a right to receive 12 months of base salary plus bonuses equal to the target bonus as if the targets had been achieved, the maximum of such bonus being 50% of base salary.
(4)	Under these termination scenarios, the executive has a right to receive 18 months of base salary plus bonuses equal to the target bonus as if the targets had been achieved, the maximum of such bonus being 50% of base salary.
(5)	See Outstanding Equity Awards as of Fiscal Year End table for the vesting status of each executive’s equity awards as of 9/30/08.
(6)	Pursuant to the provisions of our 2004 Equity Incentive Plan, upon the death or disability of the executive, all then unvested awards issued under such plan automatically accelerate and become fully vested. The amount shown here represents the spread of the such accelerated awards assuming a $3.35 fair market value of our stock (our closing stock price on 9/30/08).
(7)	Mr. Rogers is not yet eligible under the provisions of our 2004 Equity Incentive Plan regarding acceleration of awards upon retirement.
(8)	All unvested equity is assumed to have accelerated as of 9/30/08. The amount shown here represents the spread of the accelerated awards assuming a $3.35 fair market value of our stock (our closing stock price on 9/30/08).
(9)	Health benefits coverage is continued for (i) 18 months if terminated due to a Change in Control, (ii) 12 months if terminated by the executive for “just cause” not related to a Change in Control, and (iii) the longer of 12 months or remaining term of employment agreement if terminated by us without “just cause”. The benefits cost includes the employer cost of health and dental insurance only. The executives cost of benefits for months 19-24 of the benefit continuation period are assumed to be equal to the cost for months 1-18. In an actual termination situation, the cost of benefits may change in months 19-24 due to the expiration of Cobra benefits coverage as full group insurance rates may apply.
(10)	Represents cash payments that would be due to the executive pursuant to his Retention Agreement.

Payments to Noah D. Beerman Assuming a September 30, 2008 Termination(1)

	Cash Severance				Equity
Circumstances of Termination:	Base Salary		Bonus		Value of Vested Equity	Value of Accelerated Unvested Equity(5)			Benefits Continuation		Retention (10)
	Multiple	$	Multiple	$								Total
Termination due to (i) by us for “just cause” or (ii) by executive without “just cause”(2)	N/A	N/A	N/A	N/A	$350,255		N/A		N/A		N/A	$350,255
Termination due to death or disability(2)	N/A	N/A	N/A	N/A	$350,255		$539,411	(6)	N/A		$112,351	$1,002,017
Termination due to retirement(2)	N/A	N/A	N/A	N/A	$350,255	$	N/A	(7)	N/A		N/A	$350,255
Termination (i) by the executive for “just cause” not related to Change in Control, or (ii) by us without “just cause”(3)	1.0	$355,000	1.0	$177,500	$350,255		N/A		$17,659	(9)	$355,000	$1,255,414
Termination by the executive due to a Change in Control(4)	1.5	$532,500	1.5	$266,250	$350,255		$539,411	(8)	$26,489	(9)	$355,000	$2,060,905

(1)	The calculations in the table are based on the event occurring as of September 30, 2008 and are derived using the provisions of the current Employment Agreement of the executive that was effective as of October 1, 2007 as well as the Fiscal Year 2008 Senior Executive Bonus Plan.
(2)	Under this termination scenario, the executive has the right to receive only base salary and bonuses accrued through termination.
(3)	Under these termination scenarios, the executive has a right to receive 12 months of base salary plus bonuses equal to the target bonus as if the targets had been achieved, the maximum of such bonus being 50% of base salary.
(4)	Under these termination scenarios, the executive has a right to receive 18 months of base salary plus bonuses equal to the target bonus as if the targets had been achieved, the maximum of such bonus being 50% of base salary.
(5)	See Outstanding Equity Awards as of Fiscal Year End table for the vesting status of each executive’s equity awards as of 9/30/08.
(6)	Pursuant to the provisions of our 2004 Equity Incentive Plan, upon the death or disability of the executive, all then unvested awards issued under such plan automatically accelerate and become fully vested. The amount shown here represents the spread of the such accelerated awards assuming a $3.35 fair market value of our stock (our closing stock price on 9/30/08).
(7)	Mr. Beerman is not yet eligible under the provisions of our 2004 Equity Incentive Plan regarding acceleration of awards upon
(8)	All unvested equity is assumed to have accelerated as of 9/30/08. The amount shown here represents the spread of the accelerated awards assuming a $3.35 fair market value of our stock (our closing stock price on 9/30/08).
(9)	Health benefits coverage is continued for (i) 18 months if terminated due to a Change in Control, (ii) 12 months if terminated by the executive for “just cause” not related to a Change in Control, and (iii) the longer of 12 months or remaining term of employment agreement if terminated by us without “just cause”. The benefits cost includes the employer cost of health and dental insurance only. The executives cost of benefits for months 19-24 of the benefit continuation period are assumed to be equal to the cost for months 1-18. In an actual termination situation, the cost of benefits may change in months 19-24 due to the expiration of Cobra benefits coverage as full group insurance rates may apply.
(10)	Represents cash payments that would be due to the executive pursuant to his Retention Agreement.

Payments to Mark S. Butler Assuming a September 30, 2008 Termination(1)

	Cash Severance				Equity
	Base Salary		Bonus		Value of Vested Equity	Value of Accelerated Unvested Equity(5)		Benefits Continuation		Total
Circumstances of Termination:	Multiple	$	Multiple	$
Termination due to (i) by us for “just cause” or (ii) by executive without “just cause”(2)	N/A	N/A	N/A	N/A	$356,224	N/A		N/A		$356,224
Termination due to death or disability(2)	N/A	N/A	N/A	N/A	$356,224	$539,411	(6)	N/A		$895,635
Termination due to retirement(2)	N/A	N/A	N/A	N/A	$356,224	$185,298	(7)	N/A		$541,522
Termination (i) by the executive for “just cause” not related to Change in Control, or (ii) by us without “just cause”(3)	1.0	$352,265	1.0	$176,133	$356,224	N/A		$17,659	(9)	$902,281
Termination by the executive due to a Change in Control(4)	1.5	$528,398	1.5	$264,200	$356,224	$539,411	(8)	$26,489	(9)	$1,714,722

(1)	The calculations in the table are based on the event occurring as of September 30, 2008 and are derived using the provisions of the current Employment Agreement of the executive that was effective as of October 1, 2007 as well as the Fiscal Year 2008 Senior Executive Bonus Plan.
(2)	Under this termination scenario, the executive has the right to receive only base salary and bonuses accrued through termination.
(3)	Under these termination scenarios, the executive has a right to receive 12 months of base salary plus bonuses equal to the target bonus as if the targets had been achieved, the maximum of such bonus being 50% of base salary.
(4)	Under these termination scenarios, the executive has a right to receive 18 months of base salary plus bonuses equal to the target bonus as if the targets had been achieved, the maximum of such bonus being 50% of base salary.
(5)	See Outstanding Equity Awards as of Fiscal Year End table for the vesting status of each executive’s equity awards as of 9/30/08.
(6)	Pursuant to the provisions of our 2004 Equity Incentive Plan, upon the death or disability of the executive, all then unvested awards issued under such plan automatically accelerate and become fully vested. The amount shown here represents the spread of the such accelerated awards assuming a $3.35 fair market value of our stock (our closing stock price on 9/30/08).
(7)	Pursuant to the provisions of our 2004 Equity Incentive Plan and due to the executive having reached age 55 with ten (10) years of service with us, immediately upon the executive’s retirement, his then unvested awards issued under such plan automatically accelerate and become fully vested for fifty percent (50%) of the number of shares covered by such unvested awards and for an additional ten percent (10%) of the number of shares covered by such unvested awards for every full year of employment by us beyond ten (10) years, up to the remaining amount of the unvested award. The amount shown here represents the spread of the such accelerated awards assuming a $3.35 fair market value of our stock (our closing stock price on 9/30/08).
(8)	All unvested equity is assumed to have accelerated as of 9/28/07. The amount shown here represents the spread of the accelerated awards assuming a $3.35 fair market value of our stock (our closing stock price on 9/30/08).
(9)	Health benefits coverage is continued for (i) 18 months if terminated due to a Change in Control, (ii) 12 months if terminated by the executive for “just cause” not related to a Change in Control, and (iii) the longer of 12 months or remaining term of employment agreement if terminated by us without “just cause”. The benefits cost includes the employer cost of health and dental insurance only. The executives cost of benefits for months 19-24 of the benefit continuation period are assumed to be equal to the cost for months 1-18. In an actual termination situation, the cost of benefits may change in months 19-24 due to the expiration of Cobra benefits coverage as full group insurance rates may apply.

Payments to Bobby W. Sandage, Jr., Ph.D. Assuming a September 30, 2008 Termination(1)

	Cash Severance				Equity
	Base Salary		Bonus		Value of Vested Equity	Value of Accelerated Unvested Equity(5)		Benefits Continuation		Retention (10)
Circumstances of Termination:	Multiple	$	Multiple	$							Total
Termination due to (i) by us for “just cause” or (ii) by executive without “just cause”(2)	N/A	N/A	N/A	N/A	$598,614	N/A		N/A		N/A	$598,614
Termination due to death or disability(2)	N/A	N/A	N/A	N/A	$598,614	$539,411	(6)	N/A		$118,680	$1,256,705
Termination due to retirement(2)	N/A	N/A	N/A	N/A	$598,614	$185,298	(7)	N/A		N/A	$783,912
Termination (i) by the executive for “just cause” not related to Change in Control, or (ii) by us without “just cause”(3)	1.0	$375,000	1.0	$187,500	$598,614	N/A		$17,659	(9)	$375,000	$1,553,773
Termination by the executive due to a Change in Control(4)	1.5	$562,500	1.5	$281,250	$598,614	$539,411	(8)	$26,489	(9)	$375,000	$2,383,264

(1)	The calculations in the table are based on the event occurring as of September 30, 2008 and are derived using the provisions of the current Employment Agreement of the executive that was effective as of October 1, 2007 as well as the Fiscal Year 2008 Senior Executive Bonus Plan.
(2)	Under this termination scenario, the executive has the right to receive only base salary and bonuses accrued through termination.
(3)	Under these termination scenarios, the executive has a right to receive 12 months of base salary plus bonuses equal to the target bonus as if the targets had been achieved, the maximum of such bonus being 50% of base salary.
(4)	Under these termination scenarios, the executive has a right to receive 18 months of base salary plus bonuses equal to the target bonus as if the targets had been achieved, the maximum of such bonus being 50% of base salary.
(5)	See Outstanding Equity Awards as of Fiscal Year End table for the vesting status of each executive’s equity awards as of 9/30/08.
(6)	Pursuant to the provisions of our 2004 Equity Incentive Plan, upon the death or disability of the executive, all then unvested awards issued under such plan automatically accelerate and become fully vested. The amount shown here represents the spread of the such accelerated awards assuming a $3.35 fair market value of our stock (our closing stock price on 9/30/08).
(7)	Pursuant to the provisions of our 2004 Equity Incentive Plan and due to the executive having reached age 55 with ten (10) years of service with us, immediately upon the executive’s retirement, his then unvested awards issued under such plan automatically accelerate and become fully vested for fifty percent (50%) of the number of shares covered by such unvested awards and for an additional ten percent (10%) of the number of shares covered by such unvested awards for every full year of employment by us beyond ten (10) years, up to the remaining amount of the unvested award. The amount shown here represents the spread of the such accelerated awards assuming a $3.35 fair market value of our stock (our closing stock price on 9/30/08).
(8)	All unvested equity is assumed to have accelerated as of 9/30/08. The amount shown here represents the spread of the accelerated awards assuming a $3.35 fair market value of our stock (our closing stock price on 9/30/08).
(9)	Health benefits coverage is continued for (i) 18 months if terminated due to a Change in Control, (ii) 12 months if terminated by the executive for “just cause” not related to a Change in Control, and (iii) the longer of 12 months or remaining term of employment agreement if terminated by us without “just cause”. The benefits cost includes the employer cost of health and dental insurance only. The executives cost of benefits for months 19-24 of the benefit continuation period are assumed to be equal to the cost for months 1-18. In an actual termination situation, the cost of benefits may change in months 19-24 due to the expiration of Cobra benefits coverage as full group insurance rates may apply.
(10)	Represents cash payments that would be due to the executive pursuant to his Retention Agreement.

Payments to Thomas F. Farb Resulting from the July 3, 2008 Termination

	Cash Severance				Equity
Circumstances of Termination:	Base Salary		Bonus		Value of Vested Equity (2)	Value of Accelerated Unvested Equity	Benefits Continuation	Total
	Multiple	$	Multiple	$
Termination by executive without “just cause”(1)	N/A	425,000	N/A	233,750	$30,000	N/A	$18,507	$707,257

(1)	These amounts reflect the benefits provided to Mr. Farb in connection with his termination of employment on July 3, 2008.
(2)	The amount shown here assumes a $1.80 fair market value of our stock (our closing stock price on 7/3/08, the date of termination).

DIRECTOR COMPENSATION

Dr. Cooper is the Chairman of the Board of Directors and is our Chief Executive Officer and, as a result, he receives no additional compensation for serving on the Board. No other director is an employee of ours.

As part of the review of our director compensation, the Compensation Committee periodically retains an independent compensation consultant to review whether our non-employee director compensation practices are competitive with those of other biotechnology, pharmaceutical, and comparable peer companies. Based on the consultant’s analyses and recommendations, the Compensation Committee can recommend and the Board can approve changes to the directors’ compensation in order to remain competitive with our peer companies. The last such consultant review occurred in August 2006, and certain modifications to the directors’ compensation were approved by the Compensation Committee and the Board at that time. The discussion below reflects the current compensation terms for our non-employee directors.

Cash Compensation

We have established an annual role-based compensation program with respect to the cash component of compensation for members of the Board of Directors. Pursuant to such program, our non-employee directors receive the annualized fees listed below payable on a quarterly basis with respect to each position held. We do not compensate directors who are also our employees for their service as directors.

Role	Annual Cash Component ($)
Board Member	40,000
Presiding Director	20,000 (in addition to Board member component)
Audit and Finance Committee Member	10,000
Audit and Finance Committee Chair	7,500 (in addition to Committee member component)
Compensation Committee Member	7,500
Compensation Committee Chair	5,000 (in addition to Committee member component)
Nominating and Governance Committee Member	5,000
Nominating and Governance Committee Chair	5,000 (in addition to Committee member component)

In September 2004, the Board of Directors approved a program under the 2004 Equity Incentive Plan to allow directors to elect to receive, in lieu of the cash compensation payable to Board members and Committee Chairman, deferred stock units. No such elections were made in Fiscal 2007.

Options and Deferred Stock Units

Upon becoming a director, each new director of ours is entitled to receive a one-time initial grant of an option to purchase 50,000 shares of common stock exercisable at a price equal to the fair market value of our Common Stock as determined on the date of grant.

Subject to the discretion of the Compensation Committee, on the date following each annual meeting of the stockholders, each of our directors (except Dr. Cooper) may also receive annual grants of a number of deferred stock units determined by the Committee at the time of grant based on current market conditions and the fair market value of our common stock. In Fiscal 2008, an aggregate of 60,000 deferred stock units were issued to six directors in accordance with such policy.

We also provide director and officer insurance for all directors. Each non-employee director is also reimbursed for expenses actually incurred to attend meetings.

The following table summarizes all compensation paid to or earned by directors for fulfillment of their duties as our directors in Fiscal year 2008.

Director Compensation Paid for the 2008 Fiscal Year

Name (a)	Fees Earned or Paid in Cash ($)(1) (b)	Option Awards ($)(2) (d)	All Other Compensation ($)(3) (g)	Total ($) (h)
Andrew Ferrara	55,000		28,735	83,735
James C. Gale	50,000	66,422	9,508	125,930
Michael E. Hanson	62,500		28,735	91,235
Stephen C. McCluski	57,500		28,735	86,235
Cheryl P. Morley	70,000		28,735	98,735
Malcolm Morville, Ph.D.	52,250		28,735	80,985

(1)	Reflects cash compensation paid or earned in Fiscal year 2008.
(2)	Pertains to an initial option grant of 50,000 shares made by us to Mr. Gale when he became a Director in April 2007. The total grant date fair value was $235,065 or $4.7013 per option, derived under the Black-Scholes model with the assumptions of: volatility 56%, risk-free rate 4.98%, dividend yield 0%, and expected term 8 years.
(3)	Pertains to 10,000 and 8,000 deferred stock units issued to the non-employee directors during Fiscal 2008 and Fiscal 2007 (except Mr. Gale who was not then a director) at the intrinsic value at the date of grant of $4.89 and $7.21, respectively, vesting annually over three years from the date of grant.

SECURITY OWNERSHIP OF CERTAIN OF OUR BENEFICIAL OWNERS

AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock and preferred stock as of January 5, 2009 for the following:

•	each of our Named Executive Officers;

•	each of our directors;

•	all of our directors and Named Executive Officers as a group; and

•	all persons known by us to beneficially own more than 5% of our common stock or preferred stock.

Applicable percentage ownership is based on 78,187,842 shares of common stock outstanding as of January 5, 2009, together with applicable options for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. Common stock subject to options currently exercisable, or exercisable within 60 days after January 5, 2009, are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options, but are not deemed outstanding for computing the percentage ownership of any other person. For information relating to beneficial owners of greater than 5% of our common stock who are not insiders, we rely upon the reports filed by such persons or entities on Schedule 13G, Form 4 and other filings made with the SEC. Unless otherwise noted, the address for each stockholder is 33 Hayden Avenue, Lexington, MA 02421-7966.

Beneficial Holder	Amount and Nature of Beneficial Ownership(1)		Percent of Outstanding Common Stock Owned(20)
Glenn L. Cooper, M.D.	3,392,404	(2)	4.2%
Noah D. Beerman	577,856	(3)	*
Mark S. Butler	1,280,966	(4)	1.6%
Michael W. Rogers	1,643,973	(5)	2.1%
Bobby W. Sandage, Jr., Ph.D.	1,568,539	(6)	2.0%
Thomas F. Farb	16,667	(7)	*

Beneficial Holder	Amount and Nature of Beneficial Ownership(1)		Percent of Outstanding Common Stock Owned(20)
Andrew Ferrara	25,000	(8)	*
James C. Gale	2,241,433	(9)	2.9%
Michael E. Hanson	74,375	(10)	*
Stephen C. McCluski	89,375	(11)	*
Cheryl P. Morley	89,375	(12)	*
Malcolm Morville, Ph.D.	169,875	(13)	*
All Directors and Named Executive Officers as a group (12 persons)	11,174,838	(14)	13.0%
SAC Capital Advisers, LLC, SAC Capital Management, LLC CR Intensive Investors, Steven A. Cohen 72 Cummings Point Road Stamford, CT 06902	3,900,800	(15)	5.0%
Joseph Edelman c/o First New York Securities, LLC 850 Third Avenue, 8th Floor New York, NY 10022	4,509,185	(16)	5.5%
Visium Asset Management, LP, JG Asset, LLC Jacob Gottlieb 950 Third Avenue New York, NY 10022	4,781,349	(17)	6.1%
OrbiMed Advisors LLC, OrbiMed Capital LLC, Samuel D. Isaly 767 Third Avenue, 30th Floor New York, New York 10017	5,388,000	(18)	6.9%
Peter Brawn 525 Caroline Street Key West, FL 33040	7,925,640	(19)	10.2%

*	Less than one percent.
(1)	Beneficial ownership is defined in accordance with the rules of the Securities and Exchange Commission (“SEC”) and generally means the power to vote and/or to dispose of the securities regardless of any economic interest therein. Share amounts include options which are exercisable within sixty (60) days.
(2)	Includes (i) 467,091 shares, 224,157 of which are shares of restricted stock subject to vesting, transfer restrictions, forfeiture and acceleration, and (ii) 2,925,313 shares issuable upon exercise of options exercisable within 60 days, but excludes 110,000 shares issuable upon exercise of options held by Dr. Cooper’s spouse, an employee of the Company, as to all of which shares Dr. Cooper disclaims beneficial ownership.
(3)	Includes (i) 100,517 shares, 79,018 of which are shares of restricted stock subject to vesting, transfer restrictions, forfeiture and acceleration, and (ii) 477,339 shares issuable upon exercise of options exercisable within 60 days.
(4)	Includes (i) 83,528 shares, 79,018 of which are shares of restricted stock subject to vesting, transfer restrictions, forfeiture and acceleration, and (ii) 1,197,438 shares issuable upon exercise of options exercisable within 60 days.
(5)	Includes (i) 220,535 shares, 79,018 of which are shares of restricted stock subject to vesting, transfer restrictions, forfeiture and acceleration, and (ii) 1,423,438 shares issuable upon exercise of options exercisable within 60 days.
(6)	Includes (i) 130,601 shares, 79,018 of which are shares of restricted stock subject to vesting, transfer restrictions, forfeiture and acceleration, and (ii) 1,437,938 shares issuable upon exercise of options exercisable within 60 days.
(7)	Includes 16,667 shares.
(8)	Consists of 25,000 shares issuable upon exercise of options exercisable within 60 days.

(9)	Based on information filed with the SEC, includes (i) 2,437 shares (ii) 12,500 shares issuable upon exercise of options exercisable within 60 days, and (iii) 2,226,496 shares beneficially owned by SMH Capital Inc., or SMH. The shares beneficially owned by SMH are directly held by SMH Hydro Med, LLC; SMH Hydro Med II, LLC; SMH Valera, LLC; Corporate Opportunities Fund, L.P.; Corporate Opportunities Fund (Institutional), L.P.; Life Sciences Opportunities Fund, L.P.; and Life Sciences Opportunities Fund (Institutional), L.P.; each an affiliate of SMH. Mr. Gale is a Managing Director of SMH and a manager and chief investment officer of Signet Healthcare Partners, LLC, an affiliate of SMH that manages the investments of the referenced entities. Prior to April 18, 2007, Mr. Gale exercised sole voting and dispositive power over the shares held by SMH. Effective April 18, 2007, Mr. Gale transferred sole voting and dispositive power over the shares held by SMH to Don A. Sanders. Mr. Gale disclaims beneficial ownership of these shares held by SMH except to the extent of his pecuniary interest in the funds described above.
(10)	Consists of 74,375 shares issuable upon exercise of options exercisable within 60 days.
(11)	Consists of 89,375 shares issuable upon exercise of options exercisable within 60 days.
(12)	Consists of 89,375 shares issuable upon exercise of options exercisable within 60 days.
(13)	Includes (i) 27,000 shares and (ii) 142,875 shares issuable upon exercise of options exercisable within 60 days.
(14)	Includes (i) 3,274,872 shares, 540,229 of which are shares of restricted stock subject to transfer restrictions, forfeiture and acceleration, and (ii) 7,894,966 shares issuable upon options exercisable within 60 days.
(15)	Based on information filed with the SEC, comprised of (i) 3,097,100 Shares beneficially owned by S.A.C. Capital Associates, LLC and (ii) 803,700 Shares beneficially owned by CR Intrinsic Investments, LLC (“CR Intrinsic Investments”). SAC Capital Advisors, SAC Capital Management, CR Intrinsic Investors and Steven A. Cohen have entered into a Joint Filing Agreement with respect to such Shares.
(16)	Based on information filed with the SEC, comprised of (i) 6.25% Convertible Senior Notes due 2009 (the “Notes”) convertible into 300,480 shares held by Mr. Edelman, (ii) 1,141,185 shares and Notes convertible into 3,046,875 shares held by Perceptive Life Sciences Master Fund Ltd. (“Master Fund”), a Cayman Islands company of which the investment manager is Perceptive Advisors LLC, a Delaware limited liability company of which Mr. Edelman is the managing member, and (iii) 40,672 shares held in an account of First New York Trading, LLC, of which Mr. Edelman has sole voting and dispositive power.
(17)	Based on information filed with the SEC, (i) by virtue of its position as investment manager to pooled investment funds, Visium Asset Management, LP, or VAM, may be deemed to beneficially own the 4,781,349 Shares beneficially owned by the pooled investment vehicles, (ii) by virtue of its position as General Partner to VAM, JG Asset may be deemed to beneficially own the 4,781,349 Shares and (iii) by virtue of his position as the Managing Member of JG Asset, Mr. Gottlieb may be deemed to beneficially own the 4,781,349 Shares. VAM, JG Asset and Mr. Gottlieb have disclaimed beneficial ownership as to such Shares, except to the extent of his or its pecuniary interests therein.
(18)	Based on information filed with the SEC, comprised of (i) 2,205,500 shares held by OrbiMed Advisors LLC, and (ii) 3,182,500 held by OrbiMed Capital LLC, and holders are holding the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, such securities, as follows: (i) OrbiMed Advisors LLC and OrbiMed Capital LLC hold shares on behalf of Caduceus Capital Master Fund Limited (1,475,000 shares), Caduceus Capital II, L.P. (880,000 shares), UBS Eucalyptus Fund, LLC (900,000 shares), PW Eucalyptus Fund, Ltd. (116,000 shares), Summer Street Life Sciences Hedge Fund Investors LLC (390,000 shares), Knightsbridge Post Venture IV, L.P. (71,500 shares), Knightsbridge Integrated Holdings, V, LP (104,700 shares), Knightsbridge Netherlands II, L.P. (26,000 shares), Knightsbridge Netherlands III—L.P. (38,900 shares), Knightsbridge Venture Capital VI, L.P. (68,400 shares), Biotech Growth Trust plc (667,500 shares) and Stichting Pensioenfonds ABP (650,000 shares).
(19)	Based on information filed with the SEC and provided to us by the stockholder.
(20)	The percent of class in this column is calculated on the basis of 78,187,842 shares outstanding, representing the number of shares outstanding and entitled to vote for the election of Directors of the Company, plus options exercisable within 60 days and shares to be issued upon conversion of our outstanding convertible notes.

TRANSACTIONS WITH RELATED PERSONS

James C. Gale, one of our directors, is Chief Investment Officer of the Corporate Opportunities Funds and Life Sciences Opportunity Fund, affiliates of Sanders Morris Harris, referred to herein as SMH, and former shareholders of Valera Pharmaceuticals, Inc. Mr. Gale is also manager of SMH Hydro Med, LLC, SMH Hydro Med II, LLC, SMH Valera, LLC, affiliates of SMH and former shareholders of Valera Pharmaceuticals, Inc. Mr. Gale is a Managing Director of SMH. In connection with our merger with Valera Pharmaceuticals, Inc. that was approved by us and our Board of Directors, we granted registration rights covering the shares of our common stock acquired by SMH in connection with the merger for resale under the Securities Act on a Registration Statement on Form S-3.

Pursuant to our Audit Committee Charter, the Audit Committee is responsible for reviewing and approving or disapproving of proposed related party transactions or courses of dealings with respect to which executive officers or directors or members of their immediate families have an interest. In reviewing and approving any related party transaction or any material amendment thereto, the Audit Committee shall satisfy itself that it has been fully informed as to the related party’s relationship and interest and as to the material facts of the proposed related party transaction or material amendment, and shall determine that the related party transaction or material amendment thereto is fair to the Company.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the “1934 Act”) requires our Executive Officers and directors and other persons who beneficially own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our shares and other equity securities. Such Executive Officers, directors, and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms filed by such reporting persons.

Except for Peter Brawn, a stockholder who is not an insider or employee of ours and who may have beneficially owned greater than 10% during Fiscal 2008, based solely on our review of such forms furnished to us, we believe that all filing requirements applicable to our Executive Officers, directors and greater than 10% beneficial owners were complied with for Fiscal 2008.

AUDIT AND FINANCE COMMITTEE REPORT(2)

The Audit and Finance Committee consists of Mr. McCluski, the Chairman of the Committee, Mr. Gale, Mr. Hanson and Ms. Morley. The Board has determined that Mr. McCluski, Ms. Morley and Mr. Gale are audit committee financial experts, as defined by SEC rules, and that each of the members of the Audit and Finance Committee is “independent” pursuant to Nasdaq listing standards. The Audit and Finance Committee operates in accordance with its written charter which was adopted by the Board of Directors on June 26, 2008. The Audit Committee met six times during Fiscal 2008.

Independent Registered Public Accounting Firm

The Audit Committee assists the Board by overseeing the performance of the independent registered public accounting firm and the quality and integrity of the internal accounting, auditing and financial reporting practices of Indevus Pharmaceuticals, Inc. (the “Company”). The Audit Committee’s primary duties and responsibilities are to: (1) serve as an independent and objective party to monitor the Company’s financial reporting process and internal control system; (2) be directly responsible for the selection of the Company’s independent registered public accounting firm and their compensation; (3) review and appraise the audit efforts of the Company’s independent registered public accounting firm; and (4) provide an open avenue of communication among the independent registered public accounting firm, the Company’s financial and senior management and the Board of Directors.

In discharging its oversight responsibility of the audit process, the Audit Committee obtained from the independent registered public accounting firm, PricewaterhouseCoopers LLP, a written statement relating to such accounting firm’s independence from the Company, consistent with the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, discussed with the auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the accounting firm’s independence.

The Audit Committee discussed and reviewed the audited financial statements of the Company as of and for the Fiscal year ended September 30, 2008 with management. The Audit Committee has discussed with its independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended “Communication with Audit Committees” and, with and without management present, discussed and reviewed the results of the independent registered public accounting firm’s examination of the financial statements.

Based on the above-mentioned review and discussions with management and the independent registered public accounting firm, the Audit Committee recommended to the Board that the Company’s audited financial statements be included in its Annual Report on Form 10-K for the Fiscal year ended September 30, 2008, for filing with the SEC. The Audit Committee also recommended the reappointment, subject to stockholder ratification, of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm, and the Board concurred in such recommendation.

Stephen C. McCluski, Chairman

James C. Gale

Michael E. Hanson

Cheryl P. Morley

(2)	The material in this report is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date of this Information Statement and irrespective of any general incorporation language in such filing.